Exhibit 99.2

AKUMIN INC.

NOTICE OF MEETING and MANAGEMENT INFORMATION CIRCULAR for the SPECIAL MEETING OF SHAREHOLDERS to be held on NOVEMBER 23, 2021 DATED AS OF OCTOBER 18, 2021

Table of Contents

Notice of Special Meeting of Shareholders	1
General Information	3
Forward Looking Statements	3
Voting Information	3

How to Vote – Registered Shareholders	4
Voting by Proxy	4
Voting at the Virtual Meeting	4
Changing Your Vote	5
How to Vote – Non-Registered Beneficial Shareholders	5
Completing the Proxy Form	6
Additional Voting Information	6
Record Date, Quorum and Votes Necessary to Pass Resolutions	6

Business of the Meeting	7

Election of Directors	7
Other Business	7

Election of Directors	7

Majority Voting Policy	7
Transaction to Acquire Alliance Healthcare Services Inc.	7
Nominees	8
Existing Directors	9
Cease Trade Orders	12
Bankruptcies	13
Securities Penalties or Sanctions	13

Director Compensation	13

Director Compensation Table	14
Outstanding Option-Based and Share-Based Awards	14
Incentive Plan Awards – Value Vested or Earned During Fiscal 2020	15
Share Ownership Policy	15

Compensation Discussion and Analysis	15

Overview	15
Compensation Governance	16
Principal Elements of Compensation	17
Share Performance Graph	22
Summary Compensation Table	22
Incentive Plan Awards – Value Vested or Earned During Fiscal 2020	25

Corporate Governance	26

General	26
Composition of our Board and Board Committees	26
Director Independence	26
Directorships with Other Reporting Issuers	27
Meetings of Independent Directors and Conflicts of Interest	27
Director Term Limits and Other Mechanisms of Board Renewal	27
Mandate of our Board of Directors	27
Orientation and Continuing Education	28
Code of Conduct	28
Committees of our Board	28
Directors’ and Officers’ Insurance and Indemnity Agreements	29
U.S. Foreign Private Issuer Status	29

Securities Authorized for Issuance under Equity Compensation Plans	30

Equity Compensation Plan Information	30

Indebtedness of Directors and Executive Officers	30

Voting Securities and Principal Holders of Voting Securities	30

Authorized Capital	30
Common Shares	30
Preferred Shares	31
Principal Holders of Voting Securities	31

Interests of Certain Persons or Companies in Business of Meeting	31
Interests of Informed Persons in Material Transactions	31
Shareholder Proposals	31
Management Contracts	32
Additional Information	32
Approval	33

Appendix A	Mandate of the Board of Directors

AKUMIN INC.

Notice of Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the shareholders of Akumin Inc. will be held on November 23, 2021 at 10:00 a.m. (Eastern time) electronically only through a virtual meeting portal hosted by TSX Trust Company (“TSX Trust”) at https://virtual-meetings.tsxtrust.com/1227, the meeting ID is “1227” and password is “akumin2021”, for the following purposes:

a)	to elect Rhonda Longmore-Grund, Paul Viviano and James Wyper as directors of the Company to serve until the end of the next annual meeting of shareholders; and

b)	to consider such other business as may properly be brought before the Meeting or any adjournment(s) or postponement(s) thereof.

In this Notice, “Company”, “Akumin”, “we”, “us” or “our” refer to Akumin Inc., together with our subsidiaries, on a consolidated basis, as of the date hereof. “You” and “your” refer to Akumin shareholders.

Who has the right to vote

You are entitled to receive notice of and vote at the Meeting, or any adjournment(s) or postponement(s) thereof, if you were a holder of common shares of the Company (“Common Shares”) at the close of business on the record date, which the board of directors of the Company has fixed as October 22, 2021.

Your vote is important

This Notice is accompanied by the Management Information Circular, a form of proxy for a registered shareholder or a voting instruction form for a beneficial shareholder (collectively, the "Meeting Materials"). As an Akumin shareholder, it is important that you read the accompanying Meeting Materials carefully.

You are entitled to vote at the Meeting either in person (by virtual attendance) or by proxy. If you are unable to attend the Meeting in person (by virtual attendance), you are requested to vote your Common Shares using the enclosed form of proxy or voting instruction form, as applicable.

Registered shareholders should complete and sign the enclosed form of proxy and return it in the envelope provided.

Alternative methods of voting by proxy are outlined in the accompanying Management Information Circular.

Proxies must be received by the Company’s transfer agent, TSX Trust, by no later than 10:00 a.m. (Eastern time) on November 19, 2021 either by: (a) mailing it to the following address: TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto ON M5H 4H1, Attention: Proxy Department; (b) faxing it to 416-595-9593; or (c) emailing a PDF copy to tsxtrustproxyvoting@tmx.com.

Proxies may also be voted online at www.voteproxyonline.com by inserting the 12-digit control number listed on your proxy.

Alternatively, registered shareholders may attend the Meeting by logging into the virtual portal hosted by TSX Trust at https://virtual-meetings.tsxtrust.com/1227, the meeting ID is “1227” and password is “akumin2021”. To register for the Meeting, registered shareholders must go to that website using Chrome, Safari, Edge or Firefox (but not Internet Explorer) internet browsers, enter the control number included in the form of proxy such shareholder received from our transfer agent, TSX Trust, and enter the case sensitive password (password is: akumin2021) included with the Meeting materials sent to the shareholder.

If you are a non-registered beneficial shareholder, you should review the voting instruction form provided by your intermediary, which sets out the procedures to be followed for voting Common Shares that are held through intermediaries.

Shareholders are reminded to review the Management Information Circular before voting.

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DATED this 18th day of October, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Riadh Zine

Riadh Zine
Chairman and Co-Chief Executive Officer, Director
Toronto, Ontario

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General Information

The information in this management information circular (the “Circular”) is given as of October 18, 2021, unless otherwise indicated.

References to “Company”, “Akumin”, “we”, “us” or “our” refer to Akumin Inc., together with our subsidiaries and consolidating entities, on a consolidated basis, as of the date hereof. “You” and “your” refer to Akumin shareholders. Unless otherwise indicated, all references to “$” or “dollars” in this Circular refer to United States dollars.

This Circular is provided in connection with our special meeting of shareholders of the Company (the “Meeting”) to be held on November 23, 2021 at 10:00 a.m. (Eastern time) electronically only through a virtual meeting portal hosted by TSX Trust Company (“TSX Trust”) at https://virtual-meetings.tsxtrust.com/1227, the meeting ID is “1227” and password is “akumin2021”. Your proxy is solicited by or on behalf of the management of the Company for the items described in the accompanying Notice of Meeting (the “Notice”). The solicitation will be primarily by mail; however, the directors, officers and employees of the Company may also solicit proxies by telephone, by facsimile or in person. The cost of solicitation by management will be borne directly by the Company. References in this Circular to the Meeting include any adjournment(s) or postponement(s) thereof. Information in this Circular as to the common shares (the “Common Shares”) beneficially owned, controlled or directed, by certain shareholders is not within the knowledge of the Company and, accordingly, has been obtained by the Company from publicly disclosed information and/or furnished by such shareholders.

As a registered shareholder, you have the right to attend and vote at the Meeting (by virtual attendance), as set out in this Circular. Please read this Circular in its entirety. It gives you information that you need to know to cast your vote.

The Company will not be using the notice-and-access mechanism under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for distribution of the Notice, the Circular and accompanying meeting materials to Akumin shareholders.

If you have any questions about any of the information in this Circular, please contact Matt Cameron, Chief Legal Officer and Corporate Secretary, at matt.cameron@akumin.com or 954-678-4489.

Forward Looking Statements

This Circular contains statements that may constitute "forward-looking statements" within the meaning of applicable securities legislation. These forward-looking statements include, among others, statements regarding the Company's business strategy, plans and other expectations, beliefs, goals, objectives, information and statements about possible future events. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate" or similar expressions suggesting future outcomes or events. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management.

Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include the Company's exposure to and reliance on government regulation and funding, the Company's liquidity and capital requirements, exposure to epidemic or pandemic outbreak, the highly competitive nature of the Company's industry, and other risk factors described from time to time in the Company’s public disclosure available at www.sedar.com and www.sec.gov. These and other factors should be considered carefully and readers should not place undue reliance on the Company's forward-looking statements. As a result of the foregoing and other factors, no assurance can be given as to any such future results, levels of activity or achievements and neither the Company nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. The factors underlying current expectations are dynamic and subject to change.

Voting Information

The following information provides guidance on how to vote your Common Shares.

As a shareholder of Akumin, it is very important that you read this information carefully and then vote your Common Shares, either by proxy or by attending the Meeting.

Voting by proxy means that you are giving the person or people named on your proxy form (each a “proxyholder”) the authority to vote your Common Shares for you at the Meeting, or any adjournment(s) or postponement(s) thereof. A proxy form is included in this package.

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If you vote by proxy, the individuals who are named on the proxy form will vote your Common Shares for you, unless you appoint someone else to be your proxyholder.

You have the right to appoint a person or company of your choice (who need not be a shareholder) to represent you at the Meeting, other than the individuals designated in the enclosed form of proxy. If you appoint someone else, that person must complete the Request for Control Number form from our transfer agent, TSX Trust, available at https://tsxtrust.com/resource/en/75 and submit a copy by email to tsxtrustproxyvoting@tmx.com in advance of proxy cut-off. That person must then attend the virtual meeting to vote your Common Shares.

If you are voting your Common Shares by proxy, our transfer agent, TSX Trust, or other agents we appoint must receive your signed proxy form by 10:00 a.m. (Eastern time) on November 19, 2021, or, if the Meeting is adjourned or postponed, prior to 10:00 a.m. (Eastern time) on the second business day preceding the day of the Meeting. The time limit for deposit of proxies may be waived by the Chair of the Meeting in the Chair’s sole discretion without notice.

How to Vote – Registered Shareholders

You are a registered shareholder if your name appears on your share certificate or on the register maintained by our transfer agent, TSX Trust. Your proxy form indicates if you are a registered shareholder.

Voting by Proxy

Registered shareholders have four options to vote by proxy:

•	On the Internet – Go to www.voteproxyonline.com and follow the instructions on screen. You will need the 12-digit control number listed on your proxy. You do not need to return your proxy form if you vote on the Internet.
•	By Mail – Complete, sign and date the accompanying proxy form and return it in the envelope we have provided. Please see “Completing the Proxy Form” on the enclosed form for more information.
•	By Fax – Complete, sign and date the accompanying proxy form and send it by fax to 416-595-9593. Please see “Completing the Proxy Form” on the enclosed form for more information.
•	By Email – Complete, sign and date the accompanying proxy form and sending a PDF copy to tsxtrustproxyvoting@tmx.com.

If you vote by proxy, the individuals named on the enclosed proxy form will vote your Common Shares for you unless you appoint someone else to be your proxyholder.

You have the right to appoint a person or company of your choice who need not be a shareholder to represent you at the Meeting other than the persons designated in the enclosed proxy form. If you wish to do so, please strike out the two names that are printed on the proxy form and write the name of the person you are appointing in the space provided. That appointed person will need to complete the Request for Control Number form from our transfer agent, TSX Trust, available at https://tsxtrust.com/resource/en/75 and submit a copy by email to tsxtrustproxyvoting@tmx.com in advance of proxy cut-off. That person must then attend the virtual meeting to vote your Common Shares.

Complete, date and sign the accompanying form of proxy, and submit it in accordance with the instructions prior to the proxy cut-off time. Make sure that the person you appoint is aware that he or she has been appointed, completes and submits the Request for Control Number form, and attends the Meeting. Please see “Completing the Proxy Form” on the enclosed form for more information.

Voting at the Virtual Meeting

If you are a registered shareholder and choose to vote in person (by virtual attendance) at the Meeting, you do not need to complete or return your proxy form. Please check-in and register at https://virtual-meetings.tsxtrust.com/1227 within 30 minutes of the meeting using the latest version of Chrome, Safari, Edge or Firefox (but not Internet Explorer) internet browsers with your 12-digit control number printed on your proxy, the meeting ID of “1227” and the password of “akumin2021”.

To vote Common Shares registered in the name of a corporation or other legal entity, an authorized officer or attorney of that corporation or legal entity must attend the Meeting in person (by virtual attendance). This person may have to provide proof that he or she is authorized to act on behalf of the corporation or other legal entity. Shares registered in the name of a corporation or other legal entity cannot be voted in person without adequate proof of authorization.

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Changing Your Vote

You can revoke a vote you made by proxy by:

•	completing a proxy form that is dated later than the proxy form you are changing and mailing it to TSX Trust so that it is received at the address indicated before 10:00 a.m. (Eastern time) on November 19, 2021; or
•	making a request in writing to the Chair of the Meeting, at the Meeting, or any adjournment(s) or postponement(s) thereof, before any vote in respect of which the proxy has been given or taken. The written request can be from you or your authorized attorney.

How to Vote – Non-Registered Beneficial Shareholders

You are a non-registered (or beneficial) shareholder (a “Non-Registered Holder”) if your Common Shares are registered either:

a)	in the name of an intermediary such as a bank, trust company, securities dealer, trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans (each, an “Intermediary”) that represents the Non-Registered Holder in respect of its Common Shares; or
b)	in the name of a depository (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.

In accordance with the requirements of NI 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, we will distribute copies of the Notice, the Circular and the form of proxy (collectively, the “Meeting Materials”), either by mail or electronically, if consented, directly to Non-Registered Holders that are non-objecting beneficial owners and to Intermediaries for onward distribution to Non-Registered Holders that are objecting beneficial owners. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive such materials. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive the Meeting Materials will receive a package from their Intermediary containing either:

a)	a voting instruction form that must be properly completed and signed by the Non-Registered Holder and returned to the Intermediary in accordance with the instructions on the voting instruction form;

or, less typically,

b)	a form of proxy that has already been stamped or signed by the Intermediary that is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder, but which otherwise has not been completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the form of proxy and deposit it with TSX Trust at the address set forth in the Notice.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of Common Shares that they beneficially own. The Company has agreed to pay for Intermediaries to forward the Meeting Materials to objecting beneficial owners.

A Non-Registered Holder may revoke a voting instruction form or proxy which has been given to an Intermediary by written notice to the Intermediary or by submitting a voting instruction form or proxy bearing a later date in accordance with the applicable instructions. In order to ensure that an Intermediary acts upon a revocation of a proxy or voting instruction form, the written notice should be received by the Intermediary well in advance of the Meeting.

We do not have access to the names or holdings of all our Non-Registered Holders. Should a Non-Registered Holder who receives either a voting instruction form or a form of proxy wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should follow the instructions contained on the voting instruction form or form of proxy within the time periods specified and appoint themselves (or another person to vote on their behalf). Non-registered shareholders who wish to attend the virtual meeting will need to appoint themselves in advance of proxy cut-off, complete the Request for Control Number form (https://tsxtrust.com/resource/en/75) and submit a copy of the form to tsxtrustproxyvoting@tmx.com. TSX Trust will provide them with a unique control number the appointee can use to log in. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and service companies. If you are a Non-Registered Holder and have not received a package containing a voting instruction form or form of proxy, please contact your Intermediary.

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Completing the Proxy Form

You can choose to vote “For”, “Against” or “Withhold”, depending on the items listed on the proxy form.

When you sign the proxy form, you authorize the directors and officers of the Company who are named in the proxy form to vote your Common Shares for you at the Meeting, unless you have appointed someone else to act as your proxy. Your Common Shares represented by the proxy will be voted or withheld from voting in accordance with your instructions on any ballot that may be called for and, if you specify a choice with respect to any matter to be acted upon, your Common Shares shall be voted accordingly. If you return your proxy form and do not tell us how you want to vote your Common Shares, your vote will be counted FOR electing the nominee directors who are listed in the Circular.

If you are appointing someone else to vote your Common Shares for you at the Meeting, strike out the two names of the individuals on the proxy form and write the name of the person voting for you in the space provided. If you do not specify how you want your Common Shares voted, your proxyholder will vote your Common Shares as he or she sees fit on each item and on any other matter that may properly come before the Meeting. Recall that for a proxyholder to vote at the meeting, you or your proxyholder will need to complete the Request for Control Number form from our transfer agent, TSX Trust, available at https://tsxtrust.com/resource/en/75 and submit a copy by email to tsxtrustproxyvoting@tmx.com in advance of proxy cut-off.

If you are an individual shareholder, you or your authorized attorney must sign the form. If you are a corporation or other legal entity, an authorized officer or attorney must sign the form.

If you need help completing your proxy form, please contact TSX Trust’s Investor Services within Canada and the United States toll-free at 1-866-600-5869, and from all other countries, at 1-416-342-1091.

Additional Voting Information

You have one vote for each Common Share you held as at the close of business on October 22, 2021. As at the close of business on the date of this circular, 89,026,997 Common Shares were entitled to be voted at the Meeting.

The election of directors and the appointment of auditors will each be determined by a majority of votes cast at the Meeting by proxy or in person. Under the articles of the Company (the “Articles”), if there is a tie, the Chair of the Meeting does not cast the deciding vote.

TSX Trust will count and tabulate the votes for the Company.

For general shareholder enquiries, you can contact the transfer agent:

•	by mail at:

TSX Trust Company
Attention: Proxy Department
100 Adelaide Street West, Suite 301
Toronto ON M5H 4H1;

•	by telephone within Canada and the United States toll-free at 1-866-600-5869, and from all other countries, at 1-416-342-1091;
•	by fax at 416-595-9593; or
•	by email at tmxeinvestorservices@tmx.com.

Record Date, Quorum and Votes Necessary to Pass Resolutions

Each shareholder of record at the close of business on October 22, 2021 (the “Record Date”) is entitled to vote at the Meeting the Common Shares registered in his or her name on that date. The quorum for any meeting of shareholders is two who are, or who represent by proxy, shareholders who, in the aggregate, hold at least one third of the Common Shares entitled to be voted at the Meeting.

Pursuant to the Business Corporations Act (Ontario) (“OBCA”) and our Articles, a simple majority of the votes cast at the Meeting (by person or proxy) is required to pass an ordinary resolution.

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At the Meeting, shareholders will be asked to consider and, if thought advisable, to pass an ordinary resolution to elect Rhonda Longmore-Grund, Paul Viviano and James Wyper to the board of directors.

Business of the Meeting

To the knowledge of the board of directors of the Company (the "Board") and management of the Company, the only matters to be brought before the Meeting are those set out in the accompanying Notice and more particularly detailed below.

Election of Directors

You will be asked to elect the three nominee directors who are listed in the Circular to the Board. Please see “Election of Directors” in this Circular for more information. Directors appointed at the Meeting will serve, subject to our Articles and the OBCA, until the close of the next annual meeting of shareholders, unless prior thereto he or she resigns or his or her office becomes vacated by reason of death or other cause, or until their successors are elected or appointed.

If you do not specify how you want your Common Shares voted, the individuals named as proxyholders in the enclosed proxy form intend to cast the votes represented by proxy at the Meeting FOR the election as directors of the nominee directors named in this Circular.

Other Business

We will consider any other business that may properly come before the Meeting. As of the date of this Circular, we are not aware of any changes to the items above or any other business to be considered at the Meeting. If there are changes or new items, your proxyholder can vote your Common Shares on these items as he or she sees fit. If any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote in respect of those matters in accordance with their best judgment.

Election of Directors

Majority Voting Policy

In accordance with the requirements of the Toronto Stock Exchange (“TSX”), our Board has adopted a “Majority Voting Policy” to the effect that a nominee for election as a director who does not receive a greater number of votes “for” than votes “withheld” in an election shall tender his or her resignation to the Chair promptly following the meeting of shareholders at which such votes are cast. Our Governance Committee will consider such tendered resignation and make a recommendation to our Board whether to accept it or not. Our Board will promptly accept the resignation unless it determines, in consultation with our Governance Committee, that there are exceptional circumstances that should delay the acceptance of the resignation or justify rejecting it. Our Board will make its decision and announce it in a press release within 90 days following the meeting of shareholders. A director who tenders a resignation pursuant to the Majority Voting Policy will not participate in any meeting of our Board or our Governance Committee at which the resignation is considered.

Transaction to Acquire Alliance Healthcare Services Inc.

On September 1, 2021, the Company announced that it had completed the acquisition (the “Alliance Transaction”) of Alliance HealthCare Services, Inc. (“Alliance”). The purchase price for the Alliance Transaction was financed in part by debt and equity commitments from Stonepeak Magnet Holdings LP (“Stonepeak”).

In connection with the Alliance Transaction, the Company entered into certain agreements with Stonepeak and Thaihot Investment Co., LTD, the seller of Alliance (“Seller”), pursuant to which the Company committed to nominate and recommend for election one director nominee of Stonepeak (the “Stonepeak Nominee”) and one director nominee of Seller (the “Seller Nominee”).

Upon the closing of the Alliance Transaction, as announced on September 1, 2021, the Board exercised its right in accordance with applicable corporate laws to increase the size of the Board from five members to six and appointed Haichen Huang as the Seller Nominee. James Wyper is nominated for election to the Board as the Stonepeak Nominee. Furthermore, Rhonda Longmore-Grund is nominated for election to the Board as an executive director from Alliance (the “Executive Nominee”), and Paul Viviano is nominated for election to the Board as an independent director (the “Independent Nominee”).

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As of June 25, 2021, in connection with the Alliance Transaction, certain shareholders of the Company have entered into voting support agreements with the Company and Stonepeak (the “VSAs”). Pursuant to the VSAs, among other matters, shareholders holding Common Shares representing approximately 51.7% of the issued and outstanding Common Shares of the Company have committed to vote the Common Shares respectively held by each of them in favour of the Stonepeak Nominee, and shareholders holding Common Shares representing approximately 35.7% of the issued and outstanding Common Shares of the Company have committed to vote the Common Shares respectively held by each of them in favour of the Executive Nominee and the Independent Nominee.

Nominees

The Articles provide that the Board shall consist of a minimum of three and a maximum of ten directors, with the actual number to be determined from time to time by the Board. the Board has determined that, at the present time, there will be nine directors, 6 of which presently serve on the Board and 3 of which are to be elected at this Meeting. Each director will hold office until the end of the next annual meeting of shareholders, unless prior thereto he or she resigns or his or her office becomes vacated by reason of death or other cause, or until their successors are elected or appointed. Currently, the six directors comprising the Board consist of Thomas Davies, Stan Dunford, Murray Lee, James Webb, Riadh Zine and Haichen Huang.

At the Meeting, shareholders will be asked to consider and, if thought advisable, pass an ordinary resolution to elect the three nominees named below to the Board.

None of the three nominees are currently serving or have served as directors of the Company. All nominees have established their eligibility and willingness to serve as directors. If, prior to the Meeting, any of the listed nominees become unable or unavailable to serve, proxies will be voted for any other nominee or nominees at the discretion of the proxyholder. As of the date hereof, management of the Company does not expect that any of the nominees will be unable to serve as a director. However, if for any reason at the time of the Meeting any of the nominees are unable to serve, and unless otherwise specified, it is intended that the persons designated in the form of proxy will vote in their discretion for a substitute nominee or nominees.

The following sets out certain information regarding each of the nominee directors:

Rhonda Longmore-Grund
Director, President and Co-Chief Executive Officer

Age: 58
Laguna Hills, California
Not Independent. Ms. Longmore-Grund is not independent by virtue of her executive position with the Company.	Present Principal Occupation and Positions Held during the Preceding Five Years(1)

Rhonda Longmore-Grund was named President and Co-Chief Executive Officer of Akumin upon closing of the Alliance Transaction on September 1, 2021. Previously, Ms. Longmore-Grund served as President and Chief Executive Officer of Alliance from November 2018 to September 2021, after serving as interim Chief Executive Officer for several months, and had been with Alliance since 2016, originally serving as Executive Vice President and Chief Financial Officer. Ms. Longmore-Grund joined Alliance with significant international and capital market experience and has successfully led organizations through strategic expansion and growth. Prior to Alliance, Ms. Longmore-Grund was Senior Vice President and Chief Financial Officer for Printronix, a global provider of industrial print technology solutions serving Fortune 500 customers in mission critical manufacturing and supply chain applications in 100 countries. She has also served on the executive teams of Ingram Micro, Inc., Exult, Inc., Velocium (now owned by Northrop Grumman) and Digital Equipment Corporation (DEC). Ms. Longmore-Grund holds a Masters of Arts in Law and Diplomacy and International Business from The Fletcher School of Law and Diplomacy at Tufts University.

Securities Held
Common Shares	Securities Convertible into Common Shares
Zero (0)	Zero (0)

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Paul Viviano Director Age: 68 Huntington Beach, California Independent	Present Principal Occupation and Positions Held during the Preceding Five Years(1)

Paul Viviano, is a health care leader and a prominent national advocate for child health care. For more than three decades, he has led academic health care systems, nonprofit community health care organizations and for-profit health care services providers that have delivered excellence in clinical care, research and medical education. Mr. Viviano joined Children’s Hospital Los Angeles in late 2015 as President and Chief Executive Officer as well as a member of the Board of Directors and the Foundation Board of Trustees. Prior to joining CHLA, Viviano served as the President and Chief Executive Officer of UC San Diego Health System and Associate Vice Chancellor of UC San Diego Health Sciences.

Prior to UCSD, Mr. Viviano served as Chairman of the Board and CEO of Alliance HealthCare Services. Mr. Vivano continually served as a Director for Alliance, including as the Chairman of its Compensation and Special Committees, until Alliance was acquired by Akumin on September 1, 2021. Mr. Viviano earned his bachelor’s degree at the University of California, Santa Barbara and master’s degree in public administration-public health at the University of California, Los Angeles.

Securities Held
Common Shares	Securities Convertible into Common Shares
Zero (0)	Zero (0)
James Wyper Director Age: 31 New York, New York Not Independent. Mr. Wyper is not independent by virtue of his position with Stonepeak, a significant shareholder of the Company	Present Principal Occupation and Positions Held during the Preceding Five Years(1)
James Wyper, is a Senior Managing Director with Stonepeak Infrastructure Partners where he is responsible for leading investments across the healthcare, transportation and logistics sectors. Mr. Wyper presently sits on the boards of Lineage Logistics, TRAC Intermodal, Oregon Trail Ventures, Venture Global Calcasieu Pass, Lonestar Holdings, Fortbrand Services and is a former director of Tidewater Holdings, Golar Power Ltd. and the Carlsbad Desalination Project. Mr. Wyper holds a Bachelor of Arts in Economics from Yale University.
Securities Held
Common Shares	Securities Convertible into Common Shares
3,500,000(2)	17,114,093 Warrants(2)

(1)	The information as to principal occupations, not being within the direct knowledge of the Company, has been furnished by the respective director nominee.

(2)	Such securities are held by Stonepeak, who has nominated Mr. Wyper as its nominee to the Board.

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Existing Directors

The following sets out certain information regarding each of our current directors:

THOMAS (TOM) DAVIES Director Age: 63 Ontario, Canada Director Since: 2017 Independent	Present Principal Occupation and Positions Held during the Preceding Five Years(3)
Thomas (Tom) Davies is a CPA, CA with broad experience in real estate development, finance and administration, as well as mergers and acquisitions. Mr. Davies was appointed to the Board on March 20, 2017 to serve until the next annual meeting of shareholders or until such time as his successor has been duly elected or appointed. In his various roles, including, since July 2006, his principal occupation as Executive Vice President at the Remington Group, Mr. Davies has been directly responsible for successfully initiating and negotiating more than $100 million of real estate development and other business opportunities. From September 1996 until October 1998, he served as Chief Financial Officer of Canadian Medical Laboratories Limited, where he gained public company experience including executive compensation matters.
Board/Committee Membership(1)	Meeting Attendance(2)
Board Audit Committee (Chair) Compensation Committee Governance Committee	9/9 (100%)
Securities Held
Common Shares	Securities Convertible into Common Shares
16,829	252,213 Options and 21,008 restricted stock units (“RSUs”)
STAN DUNFORD Director, Chair Age: 72 Ontario, Canada Director Since: 2017 Independent	Present Principal Occupation and Positions Held during the Preceding Five Years(3)
Stan Dunford was appointed to the Board on March 20, 2017 to serve until the next annual meeting of shareholders or until such time as his successor has been duly elected or appointed. Mr. Dunford has served as President and director of Republic Live Inc. since December 2011. Mr. Dunford has significant experience in the development, management and stewardship of companies, including: having served as the Chairman and Chief Executive Officer of Contrans Group Inc. (formerly Contrans Income Fund) from 1988 until its sale in 2014; as the Chairman, Chief Executive Officer and sole proprietor at Peterbilt of Ontario Inc., which owned and operated all of the Peterbilt truck dealerships in Ontario until it’s sale in 2014; as a director at Waterloo Brewing Ltd. (formerly Brick Brewing Co. Ltd.) since June 2008; as a former director of the Ontario Trucking Association; and as a director TransForce Inc. from April 2015 to April 2016.
Board/Committee Membership(1)	Meeting Attendance(2)
Board (Chair)	3/4 (75%)
Securities Held
Common Shares(4)	Securities Convertible into Common Shares
5,276,124	252,213 Options and 21,008 RSUs

Haichen (DELPHINO) Huang
Director

Age:28
London, United Kingdom
Director Since: 2021

Not Independent. Mr. Huang is not independent by virtue of the fact that he serves as a nominee of the Seller, which is a significant shareholder of the Company.

Present Principal Occupation and Positions Held during the Preceding Five Years(3)
Mr. Huang was appointed to the Board on September 1, 2021 as the nominee of Thaihot Investment Co., LTD. in connection with Akumin’s acquisition of Alliance HealthCare Services Inc. Mr. Huang has been the owner and director of Dolphin Image Studios, a film production company based in Winter Haven, Florida, since 2018 and Dolphragon, an independent film production and financing company based in London, England, since 2019. He also serves as the Creative Director for Dolphragon. Mr. Huang has a Bachelor of Fine Arts from London Met Film School in London, England, a Master of Arts from Full Sail University in Winter Park, Florida, and a Bachelor of Arts from Newcastle University in Newcastle upon Tyne, England.
Board/Committee Membership(1)	Meeting Attendance(2)
Board	N/A
Securities Held
Common Shares	Securities Convertible into Common Shares
14,223,570(5)	Zero (0)

AKUMIN INC. | Noting of Meeting | 2021 10

MURRAY LEE Director, Lead Director Age: 62 Alberta, Canada Director Since: 2017 Independent	Present Principal Occupation and Positions Held during the Preceding Five Years(3)

Murray Lee, is a Certified Public Accountant. He graduated in 1983 with a Masters of Accounting (Tax) degree from Brigham Young University. After graduating, Mr. Lee moved to Dallas, Texas where he worked for five years before re-locating to Calgary, Canada where he focused exclusively on Canada/U.S. cross-border transactions. He was appointed to the Board on March 20, 2017 to serve until the next annual meeting of shareholders or until such time as his successor has been duly elected or appointed.

In Calgary, Mr. Lee spent 20 years as a partner of two different “big four” accounting firms, establishing and leading their Canada/U.S. cross-border tax practices, which included a three year role as human resources leader for a tax practice consisting of approximately 100 personnel. He has assisted both large and small clients in all aspects of Canada/U.S. taxation including reorganizations, mergers and acquisitions, cross-border financing and cross border initial public offerings. He is the person who conceived and primarily developed the Canada/U.S. cross border income trust structure and was heavily involved in its development and implementation assisting several businesses in going public using the structure. Mr. Lee has written several articles and made numerous presentations on various U.S. and cross-border issues.

Board/Committee Membership(1)	Meeting Attendance(2)
Board Audit Committee Compensation Committee (Chair) Governance Committee (Chair)	9/9 (100%)
Securities Held
Common Shares	Securities Convertible into Common Shares
16,829	252,213 Options and 21,008 RSUs
JAMES WEBB Director Age: 62 Texas, United States Director Since: 2017 Independent	Present Principal Occupation and Positions Held during the Preceding Five Years(3)

James Webb, founded Preferred Medical Imaging, LLC (“PMI,” now Akumin Imaging Texas, LLC) with two other partners in 2000. Since its inception, Mr. Webb was instrumental in driving the growth of PMI. Prior to founding PMI, Mr. Webb held leadership positions in several diagnostic imaging companies, including founding and later selling a diagnostic imaging company with locations in South Florida, the Caribbean and Latin America.

Mr. Webb has several entrepreneurial ventures in the development of healthcare focused organizations, including ambulatory surgery centers, billing and collections, weight loss clinics and personal protective equipment (“PPE”) distribution and manufacturing. Mr. Webb was appointed to the Board on August 9, 2017 by the directors then in office to fill a vacancy and subsequently until the next annual meeting of shareholders or until such time as his successor has been duly elected or appointed.

Mr. Webb began his career as a registered radiologic technologist and holds a Master’s degree in Health Administration.

Board/Committee Membership(1)	Meeting Attendance(2)
Board Audit Committee Compensation Committee Governance Committee	9/9 (100%)
Securities Held
Common Shares(6)	Securities Convertible into Common Shares
1,903,374	102,213 Options and 21,008 RSUs

AKUMIN INC. | Noting of Meeting | 2021 11

RIADH ZINE-EL-ABIDINE (ZINE)
Director, President and Chief Executive Officer

Age: 49
Ontario, Canada
Director Since: 2014

Not Independent. Mr. Zine is not independent by virtue of his executive position with the Company.

Present Principal Occupation and Positions Held during the Preceding Five Years(3)
Riadh Zine is the President and Chief Executive Officer of Akumin. Mr. Zine has served as a director of the Company since its amalgamation on August 12, 2015 and is to continue to serve as a director until the next annual meeting of shareholders or until such time as his successor has been duly elected or appointed. Before his involvement with the Company, Mr. Zine was a Managing Director in Global Investment Banking at a leading Canadian investment bank, where he was responsible for providing strategic and financial advice to many of Canada’s largest corporations, entrepreneurs and private equity firms. He has over 15 years of experience executing public or private equity and debt financings, as well as mergers and acquisitions for a wide range of Canadian companies in the consumer, retail, healthcare, transportation and industrials sectors. Mr. Zine also worked at a leading Canadian bank on a number of strategic projects. Mr. Zine holds a M.Sc. in Financial Engineering from École des Hautes Études Commerciales, University of Montréal.
Board/Committee Membership(1)	Meeting Attendance(2)
Board	4/4 (100%)
Securities Held
Common Shares	Securities Convertible into Common Shares
4,451,888	2,546,268 Options and 330,000 RSUs

(1)	The director is currently a member of the Board and/or Board committees noted.
(2)	Attendance figures reflect Board and Board committee meetings held for the period between January 1, 2020 and December 31, 2020.
(3)	The information as to principal occupations, not being within the direct knowledge of the Company, has been furnished by the respective director nominee.
(4)	5,162,135 of such Common Shares are held indirectly through Floyd Dunford Limited and 97,790 are held indirectly through Dunford Marine Holdings LP.
(5)	Such Common Shares are held by the Seller, who has nominated Mr. Huang as its nominee to the Board.
(6)	1,586,545 of such Common Shares are held indirectly through Laurel Enterprises, LLC and 300,000 are held indirectly through LK Family Limited Partnership.

As at the date of this Circular, to the Company’s knowledge, the current and proposed directors of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over, 11,819,544 Common Shares, representing approximately 13.28% of the issued and outstanding Common Shares (on a non-diluted basis), excluding any Common Shares held by the Seller or Stonepeak. No single director of the Company, current or proposed, holds Common Shares carrying 10% or more of the voting rights attached to the voting securities of the Company, however the Seller, who has nominated the Seller Nominee, owns more than 10% of the voting securities of the Company.

Cease Trade Orders

To the knowledge of the Company and based upon information provided by the proposed director nominees, other than as set out below, none of the proposed director nominees is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that, while such person was acting in that capacity (or after such person ceased to act in that capacity but resulting from an event that occurred while that person was acting in such capacity), was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the company access to any exemption under securities legislation, in each case, for a period of more than 30 consecutive days.

On August 20, 2021, the Ontario Securities Commission (the “OSC”) granted a management cease trade order (“MCTO”) restricting the trading in or the acquisition of securities of the Company by the Chief Executive Officer and Chief Financial Officer upon request of the Company following the Company’s determination that it was not in a position to file its interim financial report for the quarter ended June 30, 2021 along with the related management's discussion and analysis and CEO and CFO certificates (collectively, the "Required Reports") by the reporting deadline of August 16, 2021.

AKUMIN INC. | Noting of Meeting | 2021 12

On October 12, 2021, the Company announced that for the period ended June 30, 2021, in conjunction with performing its period-end review of accounts receivable and performing additional review of historical collection rates using its enhanced reporting and analytics tools, the Company identified issues in the recording of write-offs and cash collections on acquired accounts receivable balances impacting current and prior periods. In addition, during the review the Company noted that estimates of historical implicit price concessions and expected collection rates were not reflective of the actual cash collections which were occurring and the Company determined that a material change to historical implicit price concessions recorded as at January 1, 2019, December 31, 2019 and December 31, 2020 is required. Under ASC 250, Accounting Changes and Error Corrections, this change is considered an error for accounting purposes and thus a restatement of (i) the Company’s annual financial statements for the period ended December 31, 2020 and December 31, 2019, and (ii) the Company’s interim financial statements for the period ended March 31, 2021, in each case together with their related management’s discussion and analysis (collectively, the “Restated Filings”), will be required, which Restated Filings will also account for certain adjustments for the tax impact of these changes, previously uncorrected immaterial misstatements, and other items impacted by the correction of the error. Although the quantum of the adjustments is still being finalized, it is currently expected that the changes in the Restated Filings will result in an accounts receivable balance as at June 30, 2021 of between $65.0 million and $70.0 million as compared to Akumin’s previously reported March 31, 2021 accounts receivable balance of $95.9 million.

In addition to the foregoing, while integrating the accounting policies and procedures of the Company and Alliance in connection with the Company’s acquisition of Alliance on September 1, 2021, the Company identified certain differences in recording the capitalization, as opposed to the repair and maintenance expense, of components that are replaced when equipment is repaired. As the Company remains in the process of finalizing the Required Reports and Restated Filings, the Company also intends to reflect any further adjustments resulting from the review of the accounting treatment of these components prior to being in a position to file the Required Reports and Restated Filings, which work remains ongoing. Although the Company’s review of the impact of these changes remains preliminary, any adjustments related to such review would be expected to be reflected as an adjustment to the net book value of property and equipment and additional repairs and maintenance costs which are included in operating expenses.

Bankruptcies

To the knowledge of the Company and based upon information provided by the proposed director nominees, none of the proposed director nominees:

a)	is, as at the date of this Circular, or has been within 10 years before the date of the Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
b)	has, within the last 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.]

Securities Penalties or Sanctions

To the knowledge of the Company and based upon information provided by the proposed director nominees, none of the proposed director nominees has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Director Compensation

Our director compensation program is designed to attract and retain global talent to serve on our Board, taking into account the risks and responsibilities of being an effective director. Our objective regarding director compensation is to follow best practices with respect to retainers, the format and weighting of the cash and incentive components of compensation, and the implementation of share ownership guidelines. We believe the selected approaches have helped attract, and will help to attract and retain, strong members for our Board who will be able to fulfill their fiduciary responsibilities without competing interests.

AKUMIN INC. | Noting of Meeting | 2021 13

The chart below outlines our director compensation program for our non-employee directors in the fiscal year ended December 31, 2020 (“Fiscal 2020”).

Type of Fee		Amount	(1)
Board of Directors	Chair Board Member (cash compensation) Chair and Board Member (incentive compensation)	$72,500/year $50,000/year $75,000/year	(2) (3)
Audit Committee	Chair Member	$15,000/year $7,500/year	(4)
Governance Committee	Chair Member	$7,500/year $3,750/year	(5)
Compensation Committee	Chair Member	$7,500/year $3,750/year	(6)
Meeting Fees	Out of province travel for Board meetings (as applicable)	$2,500/meeting plus reimbursement of expenses

(1)	Represents compensation paid per year to each non-executive director. Any cash compensation was paid on a quarterly basis to directors at the end of each quarter.
(2)	Such compensation was paid to non-executive members of the Board other than the Chair.
(3)	Annual incentive compensation per director ($75,000/year) was paid by the issuance of 52,213 options with a value of $1.4364 per option calculated using the Black-Scholes valuation method determined on the date of grant, reflecting a market and exercise price of $3.29 per Common Share, a term of 7 years, a volatility rate of 40.26%, an annual risk free interest rate of 1.48% and no dividends.
(4)	Such compensation was paid to members of the Audit Committee other than the Chair of the Audit Committee.
(5)	Such compensation was paid to members of the Governance Committee other than the Chair of the Governance Committee.
(6)	Such compensation was paid to members of the Compensation Committee other than the Chair of the Compensation Committee.

Director Compensation Table

The following table sets out information concerning the Fiscal 2020 compensation earned by, paid to, or awarded to each director who is not also a NEO (as defined below).

Name	Fees Earned	Share-based Awards	Option-based Awards	Non-equity Incentive Plan Compensation	Pension Value	All Other Compensation(1)	Total
Thomas (Tom) Davies	72,500	74,999	--	--	--	--	147,499
Stan Dunford	72,500	74,999	--	--	--	--	147,499
Haichen Huang(2)	--	--	--	--	--	--	--
Murray Lee	72,500	74,999	--	--	--	10,000	157,499
James Webb	65,000	74,999	--	--	--	10,000	149,999

(1)	Includes compensation relating to service by an out-of-province director.

(2)	Appointed to the Board upon closing of the Alliance Transaction on September 1, 2021, as further described in the section entitled “Election of Directors – Transaction to Acquire Alliance Healthcare Services Inc.”

Outstanding Option-Based and Share-Based Awards

The following table sets out, for each director who is not also a NEO, information concerning all option-based and share-based awards outstanding as at December 31, 2020.

Name	Option-Based Awards				Share-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)	Market or payout value of share-based awards not paid out or distributed ($)
Thomas (Tom) Davies	150,000 50,000 52,213	0.50 3.74 3.29	March 15, 2026 November 16, 2025 November 18, 2026	376,500 Nil Nil	21,008	$63,234	--
Stan Dunford	150,000 50,000 52,213	0.50 3.74 3.29	March 15, 2026 November 16, 2025 November 18, 2026	376,500 Nil Nil	21,008	$63,234	--
Haichen Huang	--	--	--	--	--	--	--
Murray Lee	150,000 50,000 52,213	0.50 3.74 3.29	March 15, 2026 November 16, 2025 November 18, 2026	376,500 Nil Nil	21,008	$63,234	--
James Webb	50,000 52,213	3.74 3.29	November 16, 2025 November 18, 2026	Nil Nil	21,008	$63,234	--

(1)	Based on the closing price per Common Share of $3.01 on December 31, 2020, the last trading day of Fiscal 2020 (net of the exercise price per option). In accordance with the Option Plan (as defined below), vesting is to occur on or after the first anniversary of the grant date as to 34% of the number of options granted, 33% on the second anniversary of the grant date and 33% on the third anniversary of the grant date.

(2)	Based on the closing price per Common Share of $3.01 on December 31, 2020, the last trading day of Fiscal 2020. The underlying RSUs were issued on March 9, 2021. Subject to certain exceptions described in the RSU Plan (as described below), RSUs vest 50% on the first anniversary of the grant date and 50% on the second anniversary of the grant date.

AKUMIN INC. | Noting of Meeting | 2021 14

Incentive Plan Awards – Value Vested or Earned During Fiscal 2020

The following table sets forth, for each of the Company’s directors, other than directors who are also NEOs, the value of option and share-based awards which vested during Fiscal 2020, and the value of non-equity incentive plan compensation earned during Fiscal 2020:

Name	Option-based awards – Value vested during Fiscal 2020 ($)(1)	Share-based awards – Value vested during Fiscal 2020 ($)(2)	Non-equity incentive plan compensation – Value earned during Fiscal 2020 ($)
Thomas (Tom) Davies	--	--	--
Stan Dunford	--	--	--
Haichen Huang	--	--	--
Murray Lee	--	--	--
James Webb	--	--	--

(1)	All options held by directors which vested during Fiscal 2020 were not “in-the-money” on their vesting date.

(2)	No RSUs were held by any of the directors during Fiscal 2020.

Share Ownership Policy

The Board believes that share ownership by members of the Board is a key element of strong corporate governance. The Board also believes that long-term equity ownership further aligns the interest of Directors with those of shareholders and enables them to share in the long-term growth and success of the Company. In March 2020, the Board approved a share ownership policy (the “Share Ownership Policy”) to require Directors to hold such number of publicly traded Shares in Akumin (“Shares”) with a 5-day volume weight average price as at the last day of the prior fiscal year of equal to at least three times the annual cash retainer the Director as chair or member of the Board and any of its standing committees is paid or payable in respect of the year of measurement.

This minimum Share ownership requirement must be attained within three years of the later of: (i) the date the Share Ownership Policy is adopted by the Board; and (ii) in the case of directors appointed or elected after the date of adoption, the date an individual is appointed or elected as a Director and must be maintained after attainment throughout an individual’s tenure as a Director. Once a Director has achieved the minimum Share ownership, if the Share ownership of the Director falls below the minimum market value for any reason other than such Director’s sale of Shares, including, but not limited to, when a decrease in the price of the Company’s Shares occurs, such Director will have two years to again become compliant with the Share Ownership Policy.

The Board will periodically review the ownership targets with a view to changes in compensation and Share price. The value of the target number of securities and the value of the actual number of Shares held by non-management directors were as follows as of December 31, 2020:

Name	Value of Shares Held ($)(1)	Target Value of Securities ($)	% of Target(2)
Thomas (Tom) Davies	$50,548	$217,500	23.2%
Stan Dunford	$15,847,583	$217,500	>100%
Haichen Huang	--	--	--
Murray Lee	$50,548	$217,500	23.2%
James Webb	$5,717,053	$295,000	>100%

(1)	The 5-day volume weighted average price of the Shares as at December 31, 2020 was $3.00. The number of Shares held includes Shares held directly and indirectly.

(2)	Each director has until the later of March 25, 2023 and three years after their appointment to obtain 100% of the target required under the Share Ownership Policy.

Compensation Discussion and Analysis

Overview

The following discussion describes the significant elements of executive compensation program, with particular emphasis on the process for determining compensation payable to the Co-Chief Executive Officers and the Chief Financial Officer and, other than the Co-Chief Executive Officers and the Chief Financial Officer, each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity in Fiscal 2020 (collectively, the “NEOs”). Having regard to changes which may occur from year-to-year in the NEOs, in order to provide consistency for Fiscal 2020, the Company has included the five most highly compensated individuals, other than the Co-Chief Executive Officers and the Chief Financial Officer, acting in a similar capacity in the NEOs. The NEOs for Fiscal 2020 were:

•	Riadh Zine, Chairman and Co-Chief Executive Officer, Director;
•	Mohammad Saleem, Senior Vice President of Financial Reporting;
•	Rohit Navani, Executive Vice President and Chief Transformation Officer;
•	Leigh Anne Fernandes, Co-President, Advanced Diagnostic Group;
•	Kevin Johnson, Co-President, Advanced Diagnostic Group;
•	Matt Cameron, Chief Legal Officer and Corporate Secretary; and
•	Chris Fitzgerald, Chief Revenue Officer.

The above list of NEOs reflects certain changes to titles which became effective upon closing of the Alliance Transaction on September 1, 2021. In addition to the foregoing, upon closing of the Alliance Transaction, Rhonda Longmore-Grund was named President and Co-Chief Executive Officer of Akumin and William Larkin was named Chief Financial Officer of Akumin. Given that Ms. Longmore-Grund and Mr. Larkin were only appointed to such positions on September 1, 2021, no compensation was paid or securities issued to either such individual by Akumin during or prior to Fiscal 2020.

AKUMIN INC. | Noting of Meeting | 2021 15

We operate in a dynamic and rapidly evolving market. To succeed in this environment and to achieve our business and financial objectives, we need to attract, retain and motivate a highly talented team of executive officers. We expect our team to possess and demonstrate strong leadership and management capabilities, as well as foster our culture, which is at the foundation of our success and remains a pivotal part of our everyday operations.

Our executive compensation program is designed to achieve the following objectives:

•	provide market-competitive compensation opportunities in order to attract and retain talented, high-performing and experienced executive officers, whose knowledge, skills and performance are critical to our success;
•	motivate our executive officers to achieve our business and financial objectives;
•	align the interests of our executive officers with those of our shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of our business; and
•	provide incentives that encourage appropriate levels of risk-taking by our executive officers and provide a strong pay-for-performance relationship.

We offer our executive officers cash compensation in the form of base salary, an annual bonus and equity-based compensation in the form of options pursuant to the Option Pan and RSUs pursuant to the RSU Plan. We provide our base salaries at levels that we believe are necessary to attract and retain executive officer talent. While we have determined that our current executive compensation program is effective at attracting and maintaining executive officer talent, we evaluate our compensation practices on an ongoing basis to ensure that we are providing market-competitive compensation opportunities for our executive team.

We believe that equity-based compensation awards motivate our executive officers to achieve our business and financial objectives, and align their interests with the long-term interests of our shareholders. We provide base salary to compensate employees for their day-to-day responsibilities, at levels that we believe are necessary to attract and retain executive officer talent. While we have determined that our current executive officer compensation program is effective at attracting and maintaining executive officer talent, we evaluate our compensation practices on an ongoing basis to ensure that we are providing market-competitive compensation opportunities for our executive team.

This includes evaluating our compensation philosophy and compensation program as circumstances require. As part of this review process, we expect to be guided by the philosophy and objectives outlined above, as well as other factors which may become relevant, including the ability to attract and retain key employees and to adapt to growth and other changes in our business and industry.

Compensation Governance

Our Compensation Committee is responsible for assisting our Board in fulfilling its governance and supervisory responsibilities, and overseeing our human resources, succession planning, and compensation policies, processes and practices. Our Compensation Committee is also responsible for ensuring that our compensation policies and practices provide an appropriate balance of risk and reward consistent with our risk profile.

Our Board has adopted a written charter for our Compensation Committee setting out its responsibilities for administering our compensation programs and reviewing and making recommendations to our Board concerning the level and nature of the compensation payable to our directors and officers, the appointment of persons to senior executive positions, the terms of employment and matters of compensation and awards under the Company’s Option Plan and RSU Plan for senior executives and board members. Our Compensation Committee’s oversight includes reviewing objectives, evaluating performance and ensuring that total compensation paid to our executive officers and various other key employees is fair, reasonable and consistent with the objectives of our philosophy and compensation program. See also “Corporate Governance – Committees of our Board – Compensation Committee.”

The Compensation Committee from time to time retains independent consultants to provide benchmarking and advice regarding executive compensation matters. However, the Compensation Committee is ultimately responsible for its decisions and, in making its determinations and decisions, or recommendations to the Board, takes into consideration information and considerations other than the information and advice provided by consultants. The Company retained Mercer to perform a compensation benchmarking and review for the year-ended December 31, 2019. Mercer did not perform any compensation-related or other services to the Company for the year-ended December 31, 2020. Fees related to such advisory services for the years-ended December 31, 2020 and December 31, 2019 are set out in the table below.

AKUMIN INC. | Noting of Meeting | 2021 16

Name	Year Ended December 31, 2020	Year Ended December 31, 2019
Executive Compensation-Related Fees	CAD $23,730	--
All Other Fees	--	--
Total	CAD $23,730	--

Principal Elements of Compensation

The compensation of our executive officers includes three major elements: (a) base salary; (b) short-term incentives, consisting of an annual bonus; and (c) long-term equity incentives, currently consisting of Options and RSUs granted from time to time under our Option Plan and RSU Plan, respectively. Perquisites and personal benefits are not a significant element of compensation of our executive officers.

Base Salaries

Base salary is provided as a fixed source of compensation for our executive officers. Adjustments to base salaries are expected to be determined annually and may be increased based on the executive officer’s success in meeting or exceeding individual objectives, as well as to maintain market competitiveness. Additionally, base salaries can be adjusted as warranted throughout the year to reflect promotions or other changes in the scope of breadth of an executive officer’s role or responsibilities.

Annual Bonuses

Discretionary annual bonuses are designed to motivate our executive officers to meet our business and financial objectives generally and our annual financial performance targets in particular. The Compensation Committee establishes performance targets with the objective of rewarding senior management with a short-term incentive award proportionate to the success of the Company in achieving those targets. The non-equity annual incentive plans pay a cash bonus that is intended to reward each executive for his or her yearly individual contribution and performance of personal objectives in the context of overall annual corporate performance.

Long-Term Incentives – Options and Restricted Stock Units

The executive officers, along with our directors, employees and consultants, will be eligible to participate in the long-term incentive program which will be comprised of Options and RSUs issued pursuant to the Option Plan and RSU Plan, respectively. The purpose of the long-term incentive program is to promote greater alignment of interests between employees and shareholders and to support the achievement of the Company’s longer-term performance objectives while providing a long-term retention element.

Our Board will be responsible for administering both the Option Plan and the RSU Plan, and the Compensation Committee will make recommendations to our Board in respect of matters relating to the Option Plan and RSU Plan. Previous grants are taken into account when considering new option grants.

The NEOs and Board members are not formally prohibited from purchasing financial instruments designed to hedge or offset a decrease in the market value of Shares, including Shares granted as compensation or otherwise held directly or indirectly by an NEO or a member of the Board. In the view of the Compensation Committee, the structure and nature of executive compensation, including the manner in which Share-based awards are granted, vested and paid-out under the Company’s incentive plan awards, is designed to reduce the need to hedge or offset any potential decrease in the price of Shares and is sufficient to ensure that the interests of the members of the Board and NEOs are adequately aligned with those of the Company generally.

Option Plan

Under the terms of the Option Plan, our Board, or, if authorized by our Board, such committee of the Board to which the Board may choose to delegate such authority, may grant Options to certain “eligible participants”. Eligible participants include any employee, executive officer, director or consultant of: (a) the Company; or (b) any affiliate of the Company (and includes any such person who is on a leave of absence authorized by the Board or the board of directors of any affiliate), and also includes certain permitted assigns of any such person.

Participation in the Option Plan is voluntary and, if an eligible participant agrees to participate, the grant of Options will be evidenced by a grant agreement with each such participant. The interest of any eligible participant in any Option is not assignable or transferable. The exercise price for the Options will be the volume weighted average trading price of the Common Shares on an internationally recognized Canadian exchange (including the TSX) for the five trading days immediately preceding the day on which the Option is granted, or such greater amount as the Board may determine; provided, however, that the exercise price of an Option shall not be less than the minimum exercise price required by the applicable rules of the exchange.

AKUMIN INC. | Noting of Meeting | 2021 17

The maximum number of Common Shares reserved for issuance, in the aggregate, under our Option Plan (and under any other share compensation arrangements of the Company, including the RSU Plan) is 10% of the aggregate number of Common Shares which are outstanding from time to time. As at December 31, 2020, this represented 7,017,842 Common Shares. Any increase in the issued and outstanding Common Shares will result in an increase in the available number of the Common Shares issuable under the Option Plan, and any exercise of options will make new grants available under the Option Plan.

Unless otherwise fixed by the Board at the time an option is granted (as set forth in a grant agreement), and subject to any applicable rules of each stock exchange on which the Common Shares are listed, the Option Plan provides that: (a) the expiry date of an option will be the seventh anniversary of the date of grant; and (b) options will vest over a three-year period following the date of such grant as follows:

•	on or after the first anniversary of the date of grant: 34%;
•	on or after the second anniversary of the date of grant: 33%; and
•	on or after the third anniversary of the date of grant: 33%.

In the event that an eligible participant receives Common Shares from the Company in satisfaction of a grant of options during a Company-imposed black-out period, the holder shall not be entitled to sell or otherwise dispose of such Common Shares until such black-out period has expired. In the event that a participant’s options are set to expire during a black-out period, such expiry date shall be automatically extended for ten business days after the expiry of the black-out period following the date the relevant black-out period is lifted, terminated or removed.

The maximum number of Common Shares:

a)	issuable to “insiders” (as defined under Section 1 of the Securities Act (Ontario)) at any time under the Option Plan and any other security-based compensation arrangements of the Company cannot exceed 10% of the aggregate number of Common Shares which are outstanding from time to time; and
b)	issued to such insiders within any one-year period under the Option Plan and any other security based compensation arrangements cannot exceed 10% of the aggregate number of Common Shares which are outstanding from time to time.

The following table describes the impact of certain events upon the rights of holders of Options under the Option Plan, including termination for cause, termination other than for cause and death, subject to the terms of a participant’s employment agreement:

Event Provisions	Provisions
Termination for Cause	All vested and unvested options held by the holder will immediately terminate and become null, void and of no effect on the date on which Akumin gives notice of termination for cause.
Ceasing to be a (non-executive) Director	The expiry date for options that had vested on the date such holder ceases to be a director will be the earlier of the expiry date shown on the relevant grant agreement and the date that is 180 days following the date such holder ceases to be an eligible participant (as a result of his or her ceasing to be a director of the Company). Options which are outstanding but unvested on the date such holder ceases to be a director will immediately terminate and become null, void and of no effect.
Voluntary Resignation or Termination without Cause	The expiry date for options that had vested on the date such holder voluntarily resigns or is terminated by the Company without cause will be the earlier of the expiry date shown on the relevant grant agreement and the date which is 30 days following the date such holder ceases to be an eligible participant (as a result of his or her voluntary resignation or termination without cause). Options which are outstanding but unvested on the date such holder voluntary resigns or is terminated by the Company without cause will immediately terminate and become null, void and of no effect.
Disability	The Board may in its discretion determine that a holder with a disability shall no longer be an eligible participant. If so, the expiry date for options that had vested on the date such holder ceases to be an eligible participant will be the earlier of the expiry date shown on the relevant grant agreement and the date which is 180 days following the date such holder ceases to be an eligible participant. Options which are outstanding but unvested on the date such holder ceases to be an eligible participant will immediately terminate and become null, void and of no effect.
Retirement	The expiry date for options that had vested on the date such holder ceases to be an eligible participant as a result of his or her retirement in accordance with the Company’s then applicable retirement policy or a determination of the Board will be the earlier of the expiry date shown on the relevant grant agreement and the date which is 180 days following the date such holder ceases to be an eligible participant. Options which are outstanding but unvested on the date such holder ceases to be an eligible participant will immediately terminate and become null, void and of no effect.
Death	The expiry date for options that had vested immediately prior to the death of the holder will be the earlier of the expiry date shown on the relevant grant agreement and the date which is 180 days after the date of such holder’s death. Options that are outstanding but unvested immediately prior to the holder’s death will immediately terminate and become null, void and of no effect upon the death of the holder.

AKUMIN INC. | Noting of Meeting | 2021 18

Notwithstanding the foregoing, the Board may, in its sole discretion, but subject to applicable laws and TSX rules, extend the expiry date of options referenced above.

In connection with a change of control of the Company, any surviving or acquiring corporation must:

a)	assume any option outstanding under the Option Plan on substantially the same economic terms and conditions as the Option Plan; or
b)	substitute or replace similar stock options (including an award to acquire the same consideration paid to the securityholders of the Company as part of the change of control transaction) for those options outstanding under the Option Plan on substantially the same economic terms and conditions as the Option Plan.

In the event any surviving or acquiring corporation neglects or refuses (as determined by the Board, acting reasonably) to assume any options or to substitute or replace similar stock options for those outstanding options under the Option Plan, then with respect to any options which remain outstanding, the vesting of such options will automatically and without further action by the Board or the Company be immediately accelerated so that such options will be fully vested. In addition, in such event, the Board may determine that outstanding options will terminate if not exercised (if applicable) at or prior to such change of control transaction. The Board may also, in its discretion, conditionally or otherwise, in the event of a change of control subject to the terms of the Option Plan, accelerate the vesting date of unvested options and to modify the terms of options to assist the holders to tender their securities in a takeover bid.

Our Board may amend, suspend or terminate the Option Plan or any portion thereof in accordance with applicable legislation, and subject to any required regulatory or shareholder approval; provided, however, that such amendment, suspension or termination will not, without the consent of the eligible participant, alter or impair any options previously granted under the Option Plan, or any rights pursuant thereto granted previously to any eligible participant.

The Board may, subject to any necessary regulatory approval, at its discretion from time to time, amend the Option Plan and the terms and conditions of any option thereafter to be granted and may make such amendment for the purpose of complying with any changes in any relevant law, rule, regulation, regulatory requirement or requirement of the TSX, or for any other purpose which may be permitted by law, provided always that any such amendment will:

a)	not adversely alter or impair any option previously granted except as permitted by the terms of the Option Plan;
b)	be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of each stock exchange on which the Common Shares are listed; and
c)	be subject to shareholder approval, where required by law, the requirements of each stock exchange on which the Common Shares are listed or the Option Plan or any other governmental entity.

Shareholder approval is required for certain amendments to the Option Plan, including, but not limited to, amendments providing for: (a) an increase in the maximum number of Common Shares that may be issuable from the Company’s treasury pursuant to options granted under the Option Plan; and (b) an extension of the time under which an option expires beyond its original expiry date.

The Board may from time to time, in its discretion and without the approval of shareholders or eligible participants, make changes to the Option Plan any option which may include, but are not limited to, the following matters:

a)	any amendment of a “housekeeping” nature, including, without limitation, those made to clarify the meaning of an existing provision of the Option Plan, correct or supplement any provision of the Option Plan that is inconsistent with any other provision of the Option Plan, correct any grammatical or typographical errors or amend the definitions in the Option Plan regarding administration of the Option Plan;
b)	changes that alter, extend or accelerate the terms of vesting or settlement applicable to any option;
c)	any amendment to the Option Plan respecting administration and eligibility for participation under the Option Plan; and
d)	an amendment of the Option Plan or an option as necessary to comply with applicable law or the requirements of the TSX or any other regulatory body having authority over the Company, the Option Plan, the participants or the shareholders of the Company.

AKUMIN INC. | Noting of Meeting | 2021 19

RSU Plan

Under the terms of the RSU Plan, our Board, or if authorized by our Board, such committee of the Board to which the Board may choose to delegate such authority, may grant RSUs to “eligible participants”. Eligible participants include any employee, executive officer, director or consultant of: (a) the Company; or (b) any affiliate of the Company (and includes any such person who is on a leave of absence authorized by the Board or the board of directors of any affiliate), and also includes certain permitted assigns of any such person.

Participation in the RSU Plan is voluntary and, if an eligible participant agrees to participate, the grant of RSUs will be evidenced by a grant agreement with each such participant. The interest of any eligible participant in any RSU is not assignable or transferable. Each RSU entitles an eligible participant to receive one Common Share in accordance with the terms set forth in the RSU Plan.

The maximum number of Common Shares reserved for issuance, in the aggregate, under our RSU Plan (and under any other share compensation arrangements of the Company, including the Option Plan) is 10% of the aggregate number of Common Shares which are issued and outstanding from time to time. As at December 31, 2020, this represented 7,017,842 Common Shares. For greater certainty, any increase in the issued and outstanding Common Shares will result in an increase in the available number of the Common Shares issuable under the RSU Plan, and any exercise of RSUs will make new grants available under the RSU Plan. Each RSU granted or credited to an eligible participant entitles such holder to one Common Share in the capital of the Company.

Except as otherwise provided in a grant agreement or any other provision of the RSU Plan, the vesting dates shall be determined as follows:

•	½ of the RSUs granted shall vest on the first anniversary of the date of grant; and
•	½ of the RSUs granted shall vest on the second anniversary of the date of grant.

In the event that an eligible participant receives Common Shares from the Company in satisfaction of a grant of RSUs during a Company-imposed black-out period, the holder shall not be entitled to sell or otherwise dispose of such Common Shares until such black-out period has expired. In the event that a participant’s RSUs are set to expire during a black-out period, such expiry date shall be automatically extended for ten business days after the expiry of the black-out period following the date the relevant black-out period is lifted, terminated or removed.

The maximum number of Common Shares:

a)	issuable to “insiders” (as defined under Section 1 of the Securities Act (Ontario)) at any time pursuant to the exercise of RSUs granted under the RSU Plan and any other security-based compensation arrangements, cannot exceed 10% of the aggregate number of Common Shares which are outstanding from time to time; and
b)	issued to such insiders within any one-year period under the RSU Plan and any other security based compensation arrangements, cannot exceed 10% of the aggregate number of Common Shares which are outstanding from time to time.

The following table describes the impact of certain events upon the rights of holders of RSUs under the RSU Plan, including termination for cause, termination other than for cause and death, subject to the terms of a participant’s employment agreement:

Event Provisions	Provisions
Termination for cause	All unvested RSUs expire on the termination date and are of no further force or effect and such holder shall no longer be eligible for a grant of RSUs.
Ceasing to be a Director	All unvested RSUs will vest and shall be settled as soon as practicable following the vesting date.
Termination other than for cause	All unvested RSUs will vest and shall be settled as soon as practicable following the vesting date.
Disability	All unvested RSUs will vest and shall be settled as soon as practicable following the vesting date.
Retirement	All unvested RSUs will vest and shall be settled as soon as practicable following the vesting date.
Death	All unvested RSUs will vest and shall be settled as soon as practicable following the vesting date.

In connection with a change of control of the Company, our Board has the right to provide for the conversion or exchange of any outstanding RSUs into or for units, rights or other securities in any entity participating in or resulting from a change of control, provided that the value of previously granted RSUs and the rights of participants are not materially adversely affected by any such changes.

Our Board may, in its sole discretion, suspend or terminate the RSU Plan at any time, or from time to time, amend, revise or discontinue the terms and conditions of the RSU Plan or of any RSU granted under the RSU Plan and any grant agreement relating thereto, subject to any required regulatory, stock exchange and shareholder approval, provided that such suspension, termination, amendment, or revision will not adversely alter or impair any RSU previously granted except as permitted by the terms of the RSU Plan or as required by applicable laws.

AKUMIN INC. | Noting of Meeting | 2021 20

The Board may from time to time, in its discretion and without the approval of shareholders of the Company or eligible participants, make changes to the RSU Plan or any RSUs that do not require the approval of shareholders of the Company, provided always that such amendment or revision shall: (a) not adversely alter or impair any RSU previously granted except as permitted by the terms of the RSU Plan; (b) be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of each stock exchange on which the Common Shares are listed; and (c) where required by law, be subject to shareholder approval, the requirements of each stock exchange on which the Common Shares are listed or the RSU Plan. On this basis, amendments may include, but are not limited to the following matters:

a)	any amendment of a “housekeeping” nature, including, without limitation, those made to clarify the meaning of an existing provision of the RSU Plan, correct or supplement any provision of the RSU Plan that is inconsistent with any other provision of the RSU Plan, correct any grammatical or typographical errors or amend the definitions in the RSU Plan regarding administration of the RSU Plan;
b)	changes that alter, extend or accelerate the terms of vesting or settlement applicable to any RSUs;
c)	any amendment to the RSU Plan respecting administration and eligibility for participation under the RSU Plan; and
d)	an amendment of the RSU Plan or an RSU as necessary to comply with applicable law or the requirements of each stock exchange on which the Common Shares are listed or any other regulatory body having authority over the Company, the RSU Plan, the participants or the shareholders of the Company.

In the event a dividend becomes payable on the Common Shares, then on the payment date for such dividend, each participant’s notional account shall, unless otherwise determined by the Board in respect of any grant of RSUs, be credited with additional RSUs (including fractional RSUs) of the same kind as credited in such participant’s applicable notional account, the number of which shall be determined by dividing: (i) the amount determining by multiplying: (a) the number of RSUs in such participant’s notional account (whether vested or unvested) on the record date for the payment of such dividend by; (b) the dividend paid per Common Share; by (ii) the market value of a Common Share on the dividend payment date for such dividend, in each case, with fractions computed to two decimal places. Such additional RSUs (including fractional RSUs), if credited, shall vest on the same basis as the underlying RSUs.

In accordance with the requirements of section 613 of the TSX Company Manual, the following table sets out the burn rate of the awards granted under the Company’s security-based compensation arrangements as at the end of the financial years ended December 31, 2020, December 31, 2019 and December 31, 2018. The burn rate is calculated by dividing the number of awards granted during the relevant financial year by the weighted average number of securities outstanding for the applicable fiscal year.

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Number of options granted under the Option Plan	70,000(1)	1,664,852	2,188,000
Number of RSUs granted under the RSU Plan	645,000(1)	--	315,000
Weighted average of outstanding securities for that fiscal year(2)	70,101,618	66,528,051	58,198,966
Annual Burn Rate (Options)(3)	0.11%	2.29%	2.87%
Annual Burn Rate (RSUs)(3)	1.01%	--	0.41%

(1)	No options or RSUs were granted during Fiscal 2020. The options and RSUs shown were granted on March 9, 2021 as part of equity-incentive compensation for Fiscal 2020.

(2)	The weighted average number of securities outstanding during the period is the number of securities (including Common Shares, options, RSUs and warrants) outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period multiplied by a time-weighting factor. The time weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period; a reasonable approximation of the weighted average is adequate in many circumstances.

(3)	The burn rate is calculated by dividing the number of options or RSUs (as applicable) granted during the applicable fiscal year by the weighted average number of securities outstanding for the applicable fiscal year.

Share Performance Graph

The following graph and chart compare the cumulative total shareholder return on Common Shares from December 1, 2017, when the Company became a reporting issuer, through December 31, 2020, with a cumulative total return of the S&P/TSX Capped Healthcare Index, S&P/TSX Composite Index and S&P/TSX Venture Composite Index during the same period, assuming a $100 initial investment and the reinvestment of any dividends. The Company’s performance in the graph from December 1, 2017 through September 2, 2020 is based on the price per Common Share on the Toronto Stock Exchange under the symbol “AKU.U,” which was the Company’s primary exchange listing (which traded in United States dollars) until the Company listed the Common Shares on the NASDAQ Capital Market on September 2, 2020. The period in the graph for the Company from September 3, 2020 through December 31, 2020 reflects the trading price of the Common Shares on the NASDAQ under the symbol “AKU”.

AKUMIN INC. | Noting of Meeting | 2021 21

Index	2017 ($)	2018 ($)	2019 ($)	2020 ($)
Akumin Inc.	100.00	97.14	105.71	85.71
S&P/TSX Capped Healthcare Index	100.00	110.78	98.42	77.69
S&P/TSX Composite Index	100.00	89.30	106.39	109.39
S&P/TSX Venture Composite Index	100.00	70.62	73.20	109.67

The trend in the above performance graph shows an investment in the Company had declined moderately as at the end of the 37-month period from when the Company completed its initial public offering through the end of Fiscal 2020 but had performed broadly in line with comparable indices over Fiscal 2020. Our executive compensation programs place a large emphasis on at-risk pay in the form of equity-based compensation such that our NEOs are aligned with the same return on investment that shareholders have realized and would realize over the long term. Equity and non-equity compensation programs for our NEOs are tied to financial and non-financial metrics designed for the specific NEO and their duties and responsibilities and our long-term business plans, which include building scale, increasing profitability and improving return on capital. As a result, total compensation may not always be tied to share performance. It is our philosophy to pay compensation to our NEOs and other executive officers at competitive levels in order to retain and motivate those executives who are critical to the long-term success of the Company.

Summary Compensation Table

The following table sets out information concerning the compensation earned by, paid to, or awarded to the persons determined to be NEOs in Fiscal 2020, and the 12-month periods ended December 31, 2019 and December 31, 2018.

AKUMIN INC. | Noting of Meeting | 2021 22

					Non-equity Incentive Plan Compensation ($)
Name	Fiscal Year	Salary ($)(1)	Share-based Awards ($)(2)	Option-based Awards ($)(3)	Annual Incentive Plan	Long-term Incentive Plans	Pension Value ($)	All Other Compensation ($)(4)	Total Compensation ($)
Riadh Zine(5) Chairman and Co-Chief Executive Officer	2020	510,000	1,178,100	--	750,000	--	--	3,200	2,441,300
	2019	500,000	--	1,215,194	750,000	--	--	9,600	2,474,794
	2018	500,000	--	1,284,413	650,000	--	--	9,600	2,444,013
Rohit Navani(5) Executive Vice President and Chief Transformation Officer	2020	355,385	285,600	--	330,000	--	--	15,877	986,862
	2019	360,000	--	316,008	330,000	--	--	9,600	1,015,608
	2018	360,000	--	477,068	300,000	--	--	9,600	1,146,668
Mohammad Saleem(5) Senior Vice President of Financial Reporting	2020	221,000	196,350	--	170,000	--	--	2,240	589,590
	2019	225.000	--	215,460	170,000	--	--	6,720	617,180
	2018	225,000	--	322,938	150,000	--	--	6,720	704,658
Leigh Anne Fernandes(6) Co-President, Advanced Diagnostic Group	2020	223,077	107,100	--	300,000	--	--	22,615	652,792
	2019	145,833	--	100,548	200,000	--	--	14,000	359,833
	2018	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Kevin Johnson(6) Co-President, Advanced Diagnostic Group	2020	378,193	--	--	--	--	--	20,000	398,193
	2019	233,333	--	--	--	--	--	14,000	247,333
	2018	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Matt Cameron(5)(7) Chief Legal Officer and Corporate Secretary	2020	187,384	142,800	--	100,000	--	--	5,858	436,043
	2019	210,000	--	100,548	100,000	--	--	6,720	417,268
	2018	169,151	200,000	146,790	90,000	--	--	5,600	611,541
Chris Fitzgerald(8) Chief Revenue Officer	2020	187,384	142,800	--	100,000	--	--	4,857	435,041
	2019	210,000	--	100,548	100,000	--	--	8,230	418,778
	2018	175,479	139,300	146,790	90,000	--	--	54,494	608,063

(1)	The NEOs and other senior management of the Company agreed to have their salaries reduced by 20% from approximately April 1, 2020 through December 31, 2020 as part of the Company’s cost containment strategy in response to the COVID-19 pandemic. But for the salary reduction, Riadh Zine’s base salary for Fiscal 2020 would have been $600,000, Rohit Navani’s salary $360,000, Mohammad Saleem’s $260,000, Leigh Anne Fernandez’s salary $250,000, Kevin Johnson’s salary $423,837, Matt Cameron’s salary $210,000 and Chris Fitzgerald’s salary $210,000. Salaries returned to normal levels effective January 1, 2021.

(2)	Share-based awards (namely, RSUs) were granted on March 9, 2021 in connection with respective NEO performance in 2020. Fair value of the share-based awards was calculated by multiplying the number of RSUs by the Common Share price on the grant date, being $3.57 per Common Share.

(3)	Fair value assigned to stock options using the Black-Scholes-Merton valuation model as of the respective grant date, with options issued in respect of the 2019 fiscal year 2019 having a value of $1.4364 per option calculated using the Black-Scholes valuation method determined on the date of grant, reflecting a market and exercise price of $3.29 per Common Share, a term of 7 years, a volatility rate of 40.26%, an annual risk free interest rate of 1.48% and no dividends and options issued in respect of the fiscal year 2018 having a value of $1.4679 per option calculated using the Black-Scholes valuation method determined on the date of grant, reflecting a market and exercise price of $3.74 per Common Share, a term of 7 years, a volatility rate of 33.00%, an annual risk free interest rate of 2.33% and no dividends.

(4)	This amount is comprised of an $800 per month automobile allowance for Mr. Zine, $800 per month from January-March 2020 and $2,000 from August-December 2020 for Mr. Navani, $2,000 per month for each Ms. Fernandes and Mr. Johnson and $560 per month for each Mr. Saleem, Mr. Fitzgerald and Mr. Cameron. Car allowance payments were suspended for each of the NEOs as part of the Company’s cost containment strategy in connection with the COVID-19 pandemic from April 1, 2020 through August 30, 2020, except for Ms. Fernandes and Mr. Johnson whose car allowance payments were suspended only for May and June, 2020. The balance of the other compensation, if any, for 2020 represents matching contributions made by the Company to a 401(k) retirement plan maintained for the benefit of all participating U.S. based employees. Mr. Fitzgerald’s 2018 compensation includes a signing bonus of $50,000 received when Mr. Fitzgerald commenced employment with the Company on March 1, 2018.

(5)	Prior to the closing of the Alliance Transaction on September 1, 2021, (i) Mr. Zine served as President and Chief Executive Officer, (ii) Mr. Navani served as Executive Vice President and Chief Operating Officer, (iii) Mr. Saleem served as Chief Financial Officer and Corporate Secretary, and (iv) Mr. Cameron served as Senior Vice President and General Counsel.

(6)	Ms. Fernandes and Mr. Johnson joined the Company as a result of the Company’s acquisition of Advanced Diagnostic Group, LLC on May 31, 2019. Their respective salaries for 2019 are reported for the period from June 1, 2019 through December 31, 2019. Their respective salaries for 2018 are excluded as they were not then employed by the Company or any of its subsidiaries. Ms. Fernandes non-equity incentive plan compensation for 2020 includes $100,000 in annual incentive plan compensation and $200,000 in incentive based non-equity compensation earned in 2019 but which did not vest until 2020 and became payable in 2021. Ms. Fernandes non-equity incentive plan compensation for 2019 is $200,000 in incentive based non-equity compensation earned in 2019 and became payable in 2020.

(7)	Mr. Cameron commenced his position with the Company on March 12, 2018. His base salary for 2018 reflects the actual amount paid from March 12, 2018 through December 31, 2018. Mr. Cameron received 50,000 RSUs valued as described in note (1) above as a signing bonus, the value of which is included in the 2018 amounts in “Share-based Awards” above. The Board deferred payment of Mr. Cameron’s 2019 Annual Incentive Plan to January, 2020.

(8)	Mr. Fitzgerald commenced his position with the Company on March 1, 2018. His base salary for 2018 reflects the actual amount paid from March 1, 2018 through December 31, 2018. Mr. Fitzgerald received 35,000 RSUs valued as described in note (2) above as part of his signing bonus, the value of which is included in the 2018 amounts in “Share-based Awards” above.

Employment Agreements, Termination and Change of Control Benefits

Employment agreements are in place for each of the NEOs. The contracts set out the principal terms of the employment relationship between the Company or an affiliate of the Company, as applicable, including the NEO’s overall role, the expectations of the Company with respect to business practices and financial terms. Such employment agreements also include provisions regarding confidentiality and non-competition (within a 20-mile radius of any facility of the Company during the term of employment and for a period of one year after termination) as well as eligibility for our benefit plans.

AKUMIN INC. | Noting of Meeting | 2021 23

For Mr. Zine and Mr. Navani, in the case of termination of employment by the Company without cause, each will be entitled to: (a) a lump sum payment equal to two years of Mr. Zine or Mr. Navani’s then current base salary; and (b) a lump sum representing the value of Mr. Zine or Mr. Navani’s annual bonus prorated to reflect the duration of the “notice period” (being 2 years), which will be equal to the average annual bonus paid to Mr. Zine or Mr. Navani in the previous two fiscal years. The same entitlements apply in the event that Mr. Zine or Mr. Navani resigns from employment with the Company within the twelve-month period following a change of control event.

For Mr. Saleem, in the case of termination of employment by the Company without cause, he will be entitled to: (a) a lump sum payment equal to one year of Mr. Saleem’s then current base salary; and (b) a lump sum representing the value of Mr. Saleem’s annual bonus prorated to reflect the duration of the “notice period” (being one year), which will be equal to the average annual bonus paid to Mr. Saleem in the previous two fiscal years.

For Ms. Fernandes, in the case of termination of employment by the Company without cause, she will be entitled to written notice of no less than thirty days and payment of a severance amount equal to twelve months of her base salary paid in accordance with the Company’s normal payroll practices.

For Mr. Johnson, in the case of termination of employment by the Company without cause, he will be entitled to written notice of no less than thirty days and payment of (a) a severance amount equal to twelve months of her base salary plus (b) an amount equal to the average non-equity bonus paid to him over the past two calendar years, all payable in instalments over a twelve month period in accordance with the Company’s normal payroll practices.

For Mr. Cameron, in the case of termination of employment by the Company without cause, he will be entitled to: (a) a lump sum payment equal to six months of his then current base salary plus one month of base salary for each completed year of employment, up to an aggregate maximum of twelve months base salary, provided that if his employment is terminated within twelve months following a change of control event, he would be entitled to receive the maximum amount of twelve months base salary; and (b) a lump sum representing the value of Mr. Cameron’s annual bonus prorated to reflect the duration of the “notice period” (being six months plus one month per completed year of employment), which will be equal to the average annual bonus paid to Mr. Cameron in the previous two fiscal years.

For Mr. Fitzgerald, in the case of termination of employment by the Company without cause, he will be entitled to a lump sum payment equal to six months of his then current base salary.

The table below shows the incremental payments that would be made to our NEOs under the terms of their employment agreements upon the occurrence of certain events, if such events were to have occurred as at December 31, 2020.

Name	Event	Severance ($)	Acceleration of Option-Based Awards ($)(1)	Acceleration of Share-Based Awards ($)(2)	Total ($)
Riadh Zine Chairman and Co-Chief Executive Officer	Termination by the Company without cause or resignation by employee in the twelve months following a change of control	2,700,000	2,071,423	--	4,771,423
Rohit Navani Executive Vice President and Chief Transformation Officer	Termination by the Company without cause or resignation by employee in the twelve months following a change of control	1,460,000	1,004,000	--	2,464,000
Mohammad Saleem Senior Vice President of Financial Reporting	Termination by the Company without cause	430,000	276,100	--	706,100
Leigh Anne Fernandes Co-President, Advanced Diagnostic Group	Termination by the Company without cause	250,000	--	--	250,000
Kevin Johnson Co-President, Advanced Diagnostic Group	Termination by the Company without cause	423,837	--	--	423,837
Chris Fitzgerald Chief Revenue Officer	Termination by the Company without cause	105,000	--	--	105,000
Matt Cameron Chief Legal Officer and Corporate Secretary	Termination by the Company without cause	232,500(3)	--	--	232,500

(1)	Assumes full vesting of outstanding in-the-money options in accordance with the Option Plan based on the closing price per Common Share of $3.01 on December 31, 2020, the last trading day of Fiscal 2020 (net of the exercise price for such options).

(2)	There were no RSUs outstanding as at December 31, 2020, the last trading day of Fiscal 2020. As a result, no RSUs are included in the table above.

(3)	Assumes payment based on a period of six months plus one month for the one full year of employment completed as of December 31, 2020.

AKUMIN INC. | Noting of Meeting | 2021 24

Outstanding Option-Based Awards and Share-Based Awards

The following table sets out information concerning the option-based and share-based awards granted to our NEOs that were outstanding as at December 31, 2020:

Name	Option-Based Awards				Share-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)	Market or payout value of share-based awards not paid out or distributed ($)
Riadh Zine Chairman and Co-Chief Executive Officer	825,268 875,000 846,000	0.50 3.74 3.29	March 15, 2026 November 16, 2025 November 18, 2026	2,071,423 -- --	--	--	--
Rohit Navani Executive Vice President and Chief Transformation Officer	400,000 325,000 220,000	0.50 3.74 3.29	March 15, 2026 November 16, 2025 November 18, 2026	1,004,000 -- --	--	--	--
Mohammad Saleem Senior Vice President of Financial Reporting	110,000 220,000 150,000	0.50 3.74 3.29	March 15, 2026 November 16, 2025 November 18, 2026	276,100 -- --	--	--	--
Leigh Anne Fernandes Co-President, Advanced Diagnostic Group	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Kevin Johnson Co-President, Advanced Diagnostic Group	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Chris Fitzgerald Chief Revenue Officer	100,000 70,000	3.74 3.29	November 16, 2025 November 18, 2026	-- --	--	--	--
Matt Cameron Chief Legal Officer and Corporate Secretary	100,000 70,000	3.74 3.29	November 16, 2025 November 18, 2026	-- --	--	--	--

(1)	Based on the closing price per Common Share of $3.01 on December 31, 2020, the last trading day of Fiscal 2020, less the applicable exercise price.

(2)	RSUs vest and settle in accordance with the RSU Plan. The dollar values in this column are based on the closing price per Common Share of $3.01 on December 31, 2020, the last trading day of Fiscal 2020. The actual amount payable, if any, in respect of the RSUs will depend on, among other things, the market value of the Common Shares on the vesting date and the Company’s performance during the interim period.

Incentive Plan Awards – Value Vested or Earned During Fiscal 2020

The following table indicates, for each of our NEOs, a summary of the value of the option-based and share-based awards vested in accordance with their terms during Fiscal 2020 (assuming the continued employment of each NEO):

Name	Option-Based Awards – Value Vested During Fiscal 2020 ($)(1)	Share-Based Awards – Value Vested During Fiscal 2020 ($)(2)	Non-equity incentive plan compensation – Value earned during Fiscal 2020 ($)(3)
Riadh Zine Chairman and Co-Chief Executive Officer	--	--	750,000
Rohit Navani Executive Vice President and Chief Transformation Officer	--	762,600	330,000
Mohammad Saleem Senior Vice President of Financial Reporting	--	--	170,000
Leigh Anne Fernandes Co-President, Advanced Diagnostic Group	--	--	300,000
Kevin Johnson Co-President, Advanced Diagnostic Group	--	--	--
Chris Fitzgerald Chief Revenue Officer	--	57,925	100,000
Matt Cameron Chief Legal Officer and Corporate Secretary	--	66,750	100,000

(1)	All options which vested in 2020 were not “in-the-money” on their vesting date.
(2)	With respect to Mr. Navani, represents the aggregate dollar value of $3.72 per Common Share on the vesting date of January 1, 2020 of share-based awards (namely, RSUs). With respect to Mr. Fitzgerald, represents the aggregate dollar value of $3.31 per Common Share on the vesting date of March 1, 2020 of share-based awards (namely, RSUs). With respect to Mr. Cameron, represents the aggregate dollar value of $2.67 per Common Share on the vesting date of March 12, 2020 of share-based awards (namely, RSUs).
(3)	Represents non-equity annual cash bonus earned in respect of Fiscal 2020. In the case of Ms. Fernandes, also includes $200,000 in non-equity incentive compensation earned prior to Fiscal 2020 but which did not vest until 2020.

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Corporate Governance

General

The Board believes that sound corporate governance practices are essential to the proper management and operation of our business. This includes compliance with applicable regulatory requirements and best practices that go beyond the requirements mandated by regulation.

We recognize that good corporate governance plays an important role in our overall success and in enhancing shareholder value and, accordingly, we have adopted certain corporate governance policies and practices.

Disclosure of our governance practices as required under National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) is set out below and describes our approach to corporate governance.

To comply with these various standards and achieve best practices, we have adopted comprehensive corporate governance policies and procedures. Our key policies and documents include the following:

•	Mandate of the Board of Directors
•	Charters of the Board Committees, including the Audit Committee, the Compensation Committee and the Governance Committee
•	Code of Conduct
•	Whistleblower Policy
•	Disclosure Policy
•	Insider Trading Policy
•	Corporate Governance Guidelines (which includes our majority voting policy)

Composition of our Board and Board Committees

Under our Articles, our Board is to consist of a minimum of one and a maximum of 10 directors, as determined from time to time by the directors. The Board has determined that, at the present time, there will be nine directors, three of whom are to be elected at this Meeting. The directors will be elected by shareholders at each annual meeting of shareholders and all directors will hold office for a term expiring at the close of the next annual meeting or until their respective successors are elected or appointed.

Pursuant to the disclosure contemplated by Items 11 through 15 of Form 58-101F1 – Corporate Governance Disclosure, the Company currently has no female (0%) directors. If the shareholders elect the three nominees named in this Circular at the Meeting, the Company will have one female (11.11%) director. One (14.3%) of the seven NEO’s as measured for Fiscal 2020 are women. The company has not adopted a written policy with respect to the identification and nomination of women as directors to the Board. Similarly, the Company has not adopted a target number of women on the Board or in executive office positions. The Company does not believe that board or executive officers should be chosen or excluded solely or largely because of diversity of race, ethnicity, gender, age, national origin, disability, sexual orientation, visible minority status or cultural background. The Board and the Governance Committee are receptive to increasing the representation of women on the Board as turnover occurs or appropriate candidates come forward, taking into account the skills, background, experience and knowledge desired at that particular time by the Board and its Committees. The Company continues to consider the level of representation of women, along with other markers of diversity, when making executive appointments and, in general, with regard to succession planning.

Director Independence

A director is considered to be independent if he or she is independent within the meaning of National Instrument 52-110 – Audit Committees (“NI 52-110”). Pursuant to NI 52-110, an independent director is a director who is free from any direct or indirect relationship which could, in the view of our Board, be reasonably expected to interfere with a director’s independent judgment. Based on information provided by each director concerning his or her background, employment and affiliations, our Board has determined that of the six directors currently on our Board, Riadh Zine will not be considered independent because of his management role with the Company and Haichen Huang will not be considered independent because he serves as a nominee of the Seller, which is a significant shareholder of the Company. Of the three nominees named in this Circular, if elected, Rhonda Longmore-Grund would not be considered independent because of her management role with the Company and James Wyper would not be considered independent because he serves as a nominee of Stonepeak, which is a significant shareholder of the Company. If each of the proposed nominees is elected to the Board, the Company would have a total of five independent directors.

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Directorships with Other Reporting Issuers

The following directors of the Company currently serve on the board of directors of reporting issuers (or the equivalent in a jurisdiction outside of Canada) other than the Company. Our Board has not adopted a director interlock policy, but is keeping informed of other public directorships held by its members.

Name	Reporting Issuer or Equivalent	Exchange
Stan Dunford	Waterloo Brewing Ltd.	TSX

Meetings of Independent Directors and Conflicts of Interest

Our Board believes that, given its size and structure, it is able to facilitate independent judgment in carrying out its responsibilities.

If the chair of the Company (the “Chair”) is not independent, then the Company shall appoint an independent lead director from among the directors who shall serve for such term as the Board may determine. In circumstances where the Chair has a material interest in a matter before the Board and cannot participate owing to a conflict in respect thereof, the lead director shall fill in for the role of the Chair (for a whole meeting or any part of a meeting). Murray Lee has been appointed as lead director by our Board and is responsible for ensuring that the directors who are independent have opportunities to meet with only the independent directors to the exclusion of non-independent directors and management. The lead director shall be appointed and replaced from time to time by a majority of independent directors and shall be an independent director. Discussions will be led by the lead director who will provide feedback subsequently to the Chair.

A director who has a material interest in a matter before our Board or any committee on which he or she serves is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by our Board or any committee on which he or she serves, such director may be required to absent himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors will also be required to comply with the relevant provisions of the OBCA regarding conflicts of interest.

Director Term Limits and Other Mechanisms of Board Renewal

Our Board has not adopted director term limits or other automatic mechanisms of board renewal. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, the Governance Committee of our Board will seek to maintain the composition of our Board in a way that provides, in the judgement of our Board, the best mix of skills and experience to provide for our overall stewardship. Our Governance Committee also is expected to conduct a process for the assessment of our Board, each committee and each director regarding his, her or its effectiveness and performance, and to report evaluation results to our Board.

Mandate of our Board of Directors

Our Board is responsible for supervising the management of the business and affairs, including providing guidance and strategic oversight to management. Our Board has adopted a formal mandate in the form set forth in Appendix A attached to this Circular that includes the following:

•	appointing the Co-Chief Executive Officers;
•	approving the corporate goals and objectives that the Co-Chief Executive Officers are responsible for meeting and reviewing the performance of the Co-Chief Executive Officer against such corporate goals and objectives;
•	taking steps to satisfy itself as to the integrity of the Co-Chief Executive Officers and other senior executive officers and that the Co-Chief Executive Officers and other senior executive officers create a culture of integrity throughout the organization; and
•	reviewing and approving management’s strategic and business plans.

Our Board has adopted a written position description for the Chair, which sets out the Chair’s key responsibilities, including, among others, duties relating to setting Board meeting agendas, chairing Board and shareholder meetings, director development and communicating with shareholders and regulators. Our Board has also adopted a written position description for our lead director.

Our Board has adopted a written position description for each of our committee chairs which sets out each of the committee chair’s key responsibilities, including, among other things, duties relating to setting committee meeting agendas, chairing committee meetings and working with the respective committee and management to ensure, to the greatest extent possible, the effective functioning of the committee.

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Our Board has adopted a written position description for our Chief Executive Officer, which applies to the Co-Chief Executive Officers, and sets out the key responsibilities of our Co-Chief Executive Officers, including, among other duties in relation to providing overall leadership, ensuring the development of a strategic plan and recommending such plan to our Board for consideration, ensuring the development of an annual corporate plan and budget that supports the strategic plan and recommending such plan to our Board for consideration and supervising day-to-day management and communicating with shareholders and regulators.

Orientation and Continuing Education

We have implemented an orientation program for new directors under which a new director will meet with the Chair, the lead director, members of senior management and our secretary. It is anticipated that new directors will be provided with comprehensive orientation and education as to the nature and operation of Akumin and our business, the role of our Board and its committees, and the contribution that an individual director is expected to make. Our Governance Committee will be responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of the directors and to ensure that their knowledge and understanding of our business remains current. The chair of each committee will be responsible for coordinating orientation and continuing director development programs relating to the committee’s mandate.

Code of Conduct

Our Board has adopted a written code of conduct (the “Code of Conduct”) that applies to all of our directors, officers and employees. The objective of the Code of Conduct is to provide guidelines for maintaining our and our subsidiaries integrity, reputation, honesty, objectivity and impartiality. The Code of Conduct addresses conflicts of interest, protection of our assets, confidentiality, fair dealing with shareholders, competitors and employees, insider trading, compliance with laws and reporting any illegal or unethical behavior. As part of the Code of Conduct, any person subject to the Code of Conduct is required to avoid or fully disclose interests or relationships that are harmful or detrimental to our best interests or that may give rise to real, potential or the appearance of conflicts of interest. Our Board will have ultimate responsibility for the stewardship of the Code of Conduct and it will monitor compliance through our Governance Committee. Directors, officers and employees will be required to annually certify that they have not violated the Code of Conduct. A copy of our Code of Conduct is available in our public disclosure at www.sedar.com and www.sec.gov and also on the investor section of our website at www.akumin.com.

Committees of our Board

Our Board has established three standing committees: the Audit Committee, the Governance Committee and the Compensation Committee.

Audit Committee

Detailed information about our Audit Committee, including the mandate of the Audit Committee and a copy of its charter, can be found in our Annual Information Form for the year period ended December 31, 2020 under the heading “Directors and Officers – Audit Committee”, a copy of which is available in our public disclosure at www.sedar.com and www.sec.gov.

Governance Committee

Our Governance Committee must consist of at least three directors, all of whom must be independent directors. The committee is charged with reviewing, overseeing and evaluating our corporate governance and nominating policies. Our Governance Committee is comprised of Murray Lee, who acts as chair of this committee, Tom Davies and James Webb. For additional details regarding the relevant education and experience of each member of our Governance Committee, including the direct experience that is relevant to each committee member’s responsibilities, see “Election of Directors” above.

As all of the members of our Governance Committee must be independent, our Board believes that our Governance Committee will be able to conduct its activities in an objective manner.

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Our Board has adopted a written charter setting forth the purpose, composition, authority and responsibility of our Governance Committee. Our Governance Committee’s purpose is to assist our Board in:

•	developing our Corporate Governance Guidelines and principles and providing us with governance leadership;
•	identifying individuals qualified to be nominated as members of our Board;
•	overseeing director orientation and continuing education;
•	assist the Board in fulfilling its oversight responsibilities in relation to the review and approval of related party transactions and other matters involving conflicts of interest;
•	reviewing the structure, composition and mandate of Board committees; and
•	evaluating the performance and effectiveness of our Board and of our Board committees.

Our Governance Committee is responsible for establishing and implementing procedures to evaluate the performance and effectiveness of our Board, committees of our Board and the contributions of individual Board members. Our Governance Committee also takes reasonable steps to evaluate and assess, on an annual basis, directors’ performance and effectiveness of our Board, committees of our Board, individual Board members, our Chair and committee chairs. The assessment will address, among other things, individual director independence, individual director and overall Board skills, and individual director financial literacy. Our Board will receive and consider the recommendations from our Governance Committee regarding the results of the evaluation of the performance and effectiveness of our Board, committees of our Board, individual Board members, our Chair and committee chairs.

Compensation Committee

Our Compensation Committee must consist of at least three directors, all of whom must be independent directors. The committee is charged with reviewing, overseeing and evaluating our compensation policies. Our Compensation Committee is comprised of Murray Lee, who acts as chair of this committee, Tom Davies and James Webb. As present or former leaders of large business enterprises, each of these members hold experience with respect to oversight on compensation or executive compensation matters. For additional details regarding the relevant education and experience of each member of our Compensation Committee, including the direct experience that is relevant to each committee member’s responsibilities, see “Election of Directors” above.

As all of the members of our Compensation Committee must be independent, our Board believes that our Compensation Committee will be able to conduct its activities in an objective manner.

Our Board has adopted a written charter setting forth the purpose, composition, authority and responsibility of our Compensation Committee. Our Compensation Committee’s purpose is to assist our Board in:

•	the appointment, performance, evaluation and compensation of our senior executives;
•	the recruitment, development and retention of our senior executives;
•	maintaining talent management and succession planning systems and processes relating to our senior management;
•	developing compensation structure for our senior executives including salaries, annual and long-term incentive plans including plans involving share issuances and other share-based awards;
•	establishing policies and procedures designed to identify and mitigate risks associated with our compensation policies and practices;
•	assessing the compensation of our directors;
•	developing benefit retirement and savings plans; and
•	administering the Company’s equity incentive plans.

Directors’ and Officers’ Insurance and Indemnity Agreements

The Company maintains directors’ and officers’ liability insurance which, subject to the provisions contained in the policy, protects the directors and officers of the Company and its subsidiaries against certain claims made against them during their term of office. The Company also has entered into indemnity agreements with directors of the Company to provide certain indemnification to such directors, as permitted by the OBCA.

U.S. Foreign Private Issuer Status

The Company listed the Common Shares for trading on the NASDAQ Capital Market commencing September 4, 2020 after filing a registration statement with the U.S. Securities and Exchange Commission on Form 40-F on August 28, 2020. The Company is a foreign private issuer in the United States and, as such, is required to report any significant ways in which its corporate governance practices differ from those required for domestic registrants under the NASDAQ listing standards and SEC rules. A copy of the Company’s statement of differences is available in the investor section of its website at www.akumin.com. The Company is in conformance with the NASDAQ corporate governance requirements applicable to it.

AKUMIN INC. | Noting of Meeting | 2021 29

As of June 30, 2021, we determined that, as at that date, more than 50% of our outstanding voting securities are held of record by U.S. residents. Because more than 50% of the Company’s assets are located in, and our business is administered principally in, the United States, and more than 50% of our outstanding voting securities of record as of June 30, 2021 are held by U.S. residents, we will no longer qualify as a foreign private issuer effective January 1, 2022, at which time we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects, and which must be filed more promptly, than the forms available to a foreign private issuer. In addition, we will be required to comply with U.S. proxy requirements and Regulation FD (Fair Disclosure), our officers, directors and principal shareholders will become subject to the beneficial ownership reporting and short-swing profit recovery requirements in Section 16 of the Securities Exchange Act of 1934, as amended, and we will no longer be eligible to rely upon exemptions from corporate governance requirements that are available to foreign private issuers or to benefit from other accommodations for foreign private issuers under the rules of the SEC or the NASDAQ.

Securities Authorized for Issuance under Equity Compensation Plans

The following table shows information on compensation plans under which shares are authorized for issuance as at the date of this Circular. Only Common Shares are issuable under our Option Plan and RSU Plan. The Company does not have any equity compensation plans that have not been approved by its shareholders. For a description of our equity-based incentive compensation plans, see “Compensation Discussion and Analysis – Principal Elements of Compensation” above.

Equity Compensation Plan Information

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options and RSUs	(b) Weighted-average exercise price of outstanding options and RSUs	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by shareholders	6,609,152	$2.19(1)	2,293,547

(1)	Of the securities listed in (a) above, 779,032 are RSUs which have no exercise price, 2,025,268 are stock options with an exercise price of $0.50 per Common Share, 2,070,000 are stock options with an exercise price of $3.74 per Common Share, 1,664,852 are stock options with an exercise price of $3.29 per Common Share, and 70,000 are stock options with an exercise price of $3.58 per Common Share.

Indebtedness of Directors and Executive Officers

As of the date of this Circular, no individual who is a director or officer of the Company, a proposed nominee for election as a director of the Company, or any associate of any one of the foregoing persons is indebted to the Company or any of its subsidiaries (other than in respect of amounts which constitute routine indebtedness), nor is any such person indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries. For the purposes of this paragraph, "support agreement" includes, but is not limited to, an agreement to provide assistance in the maintenance or servicing of any indebtedness and an agreement to provide compensation for the purpose of maintaining or servicing any indebtedness of the borrower.

Voting Securities and Principal Holders of Voting Securities

Authorized Capital

Our authorized share capital consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. As of the date hereof, there are 89,026,997 Common Shares issued and outstanding as fully paid and non-assessable and zero preferred shares issued and outstanding. Further, as of the date hereof, the Company has 5,830,120 Options and 779,032 RSUs outstanding. In addition, the Company has 17,114,093 warrants to purchase Common Shares outstanding with an exercise price of purchase price of US$2.98 per Common Share.

Common Shares

Subject to the rights of the holders of the preferred shares of the Company, holders of the Common Shares are entitled to dividends if, as and when declared by the directors. Holders of the Common Shares are entitled to one vote per Common Share at meetings of shareholders except at meetings at which only holders of a specified class of shares are entitled to vote. Upon liquidation, dissolution or winding-up of the Company, subject to the rights of holders of preferred shares, holders of the Common Shares are to share ratably in the remaining assets of the Company as are distributable to holders of Common Shares. The Common Shares are not subject to call or assessment rights, redemption rights, rights regarding purchase for cancellation or surrender, or any pre-emptive or conversion rights.

AKUMIN INC. | Noting of Meeting | 2021 30

Preferred Shares

Preferred shares may be issued by the directors of the Company at any time in one or more series. Subject to the provisions of the OBCA and our Articles, the Board may, by resolution, from time to time fix the number of shares in each series of preferred shares and determine the rights, privileges, restrictions and conditions attaching to each series, including, without limitation, any right to receive dividends (which may be cumulative or non-cumulative and variable or fixed) or the means of determining such dividends, the dates of payment thereof, the voting rights (if any), any terms or conditions of redemption or purchase, any conversion rights, any retraction rights, any rights on our liquidation, dissolution or winding up and any sinking fund or other provisions, the whole to be subject to filing an amendment to our Articles to create the series and altering our Articles to include the special rights or restrictions attached to the preferred shares of the series. If any preferred shares are issued and the directors determine those preferred shares are to have voting rights, the holders of those preferred shares will vote together with the holders of Common Shares at meetings of shareholders except at meetings at which only holders of a specified class of shares are entitled to vote.

Principal Holders of Voting Securities

To the knowledge of the directors and the executive officers of the Company, as at the Record Date, no person beneficially owns, or controls or directs, directly or indirectly, more than 5% of the issued and outstanding Common Shares, other than as set out below:

Name of Shareholder	Type of Ownership	Number of Common Shares Owned	Percentage of Outstanding Common Shares	Percentage of Total Voting Rights
Stonepeak Magnet Holdings LP(1)	Common Shares	3,500,000	3.93%	3.93%
Qisen Huang(2)	Common Shares	14,223,570	15.98%	15.98%
Nantahala Capital Management, LLC(3)	Common Shares	5,784,556	6.50%	6.50%
SCW Capital Management, LP(4)	Common Shares	11,437,308	12.85%	12.85%
Stanley Dunford(5)	Common Shares	5,477,377	5.93%	5.93%
Riadh Zine	Common Shares	6,151,046	5.00%	5.00%

(1)	Stonepeak Magnet Holdings LP is also the holder of warrants to acquire 17,114,093 Common Shares.
(2)	Held through Thaihot Investment Co., LTD, the Seller of Alliance.
(3)	Includes Common Shares held by funds and separately managed accounts under control of the named shareholder, and by its managing members. In making this disclosure, the Company has relied exclusively upon disclosure by Nantahala Capital Management, LLC on Schedule 13G dated February 16, 2021 available at www.sec.gov.
(4)	Includes Common Shares held by each of SCW Capital Management, LP, SCW Capital, LP, SCW Capital QP, LP, SCW Single-Asset Partnership, LP, SCW Single-Asset Partnership QP, LP, Trinity Investment Group, LLC, Robert N. Cathey, G. Stacy Smith and John R. Wagner. In making this disclosure, the Company has relied exclusively upon disclosure by Nantahala Capital Management, LLC on Schedule 13G/A dated February 12, 2021 available at www.sec.gov.
(5)	Includes Common Shares held personally and through Dunford Marine Holdings LP and Floyd Dunford Limited.

Interests of Certain Persons or Companies in Business of Meeting

To the knowledge of the directors and executive officers of Akumin, no director or executive officer of the Company, any proposed nominee for election as director of the Company, or any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors.

Interests of Informed Persons in Material Transactions

Other than as described elsewhere in this Circular and in our most recent Annual Information Form under the heading “Interests of Management and Others in Material Transactions”, to the knowledge of the Company, after reasonable inquiry, no “informed persons” of the Company (as defined in NI 51-102), nor any director nominee named herein, nor any person who beneficially owns, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to the issued Common Shares, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed fiscal year or in any proposed transaction which has materially affected the Company or would materially affect the Company, or any of its subsidiaries.

Shareholder Proposals

There are no shareholder proposals to be considered at the Meeting. The OBCA permits certain eligible shareholders to submit shareholder proposals to us, which proposals may be included in a management information circular relating to an annual meeting of shareholders. Subject to the provisions of our advance notice by-law which require certain advance notice for director nominations, unless an earlier notice of the annual meeting is delivered (in which case proposals must be delivered within 10 days after the date of the first notice of the meeting), the final date by which we must receive shareholder proposals for our annual meeting of shareholders to be held in 2022 is March 14, 2022.

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Management Contracts

No management functions of the Company and its subsidiaries are performed to any substantial degree by persons other than the directors and executive officers of the Company or its subsidiaries.

Additional Information

You can ask us for a copy of the following documents at no charge:

•	our most recent annual report, which includes our comparative financial statements for the most recently completed financial year together with the accompanying auditors’ report;
•	any interim financial statements that were filed after the financial statements for our most recently completed financial year;
•	our management’s discussion and analysis related to the above financial statements;
•	the management proxy circular for our most recent annual shareholder meeting; and
•	our most recent Annual Information Form, together with any document, or the relevant pages of any document, incorporated by reference into it.

Shareholders may request copies of the Company’s financial statements and management’s discussion and analysis by writing to: Akumin Inc., Attention: Investor Relations, 8300 W Sunrise Blvd., Plantation, Florida, 33322 or email info@akumin.com. Financial information is provided in the Company’s comparative annual financial statements and management’s discussion and analysis for Fiscal 2020.

These documents and additional information relating to the Company are also available on our website at www.akumin.com and in our public disclosure at www.sedar.com and www.sec.gov.

Information contained on, or that can be accessed through, our website does not constitute a part of this Circular and is not incorporated by reference herein.

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Approval

Our Board has approved the contents of this Circular and the sending thereof to our shareholders, directors and auditor.

DATED this 18th day of October, 2021.

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) Riadh Zine

Riadh Zine
Chairman and Co-Chief Executive Officer, Director
Toronto, Ontario

AKUMIN INC. | Noting of Meeting | 2021 33

Appendix A – Mandate of the Board of Directors

AKUMIN INC. | Management Information Circular | 2021 A-1

MANDATE OF THE BOARD OF DIRECTORS

Section 1 Introduction.

(1)	The members of the board of directors (respectively, the “Directors” and the “Board”) of Akumin Inc. (the “Company”) are elected by the shareholders of Company and are responsible for the stewardship of Company. The purpose of this mandate (the “Board Mandate”) is to describe the principal duties and responsibilities of the Board, as well as some of the policies and procedures that apply to the Board in discharging its duties and responsibilities.

(2)	Certain aspects of the composition and organization of the Board are prescribed and/or governed by the Business Corporations Act (Ontario) and the constating documents of the Company.

Section 2 Chair of the Board. The chair of the Board (the “Chair”) shall be appointed from among the Board’s members. The role of the Chair is to act as the leader of the Board, to manage and coordinate the activities of the Board and to oversee execution by the Board of this written mandate.

Section 3 Board Size. The articles of amalgamation of the Company provide that the Board shall be comprised of a minimum of one (1) and a maximum of ten (10) Directors. The Board shall periodically review its size in light of its duties and responsibilities from time to time.

Section 4 Independence.

(1)	The Board shall be comprised of a majority of independent Directors and a minimum of 3 (three) independent Directors. A Director shall be considered independent if he or she would be considered independent for the purposes of National Instrument 58-101 – Disclosure of Corporate Governance Practices.

(2)	If the Chair is not independent, then the Company shall appoint an independent lead Director (the “Lead Director”) from among the Directors who shall serve for such term as the Board may determine. In circumstances where the Chair has a material interest in a matter before the Board and cannot participate owing to a conflict in respect thereof, the Lead Director shall fill in for the role of the Chair (for a whole meeting or any part of a meeting). The Lead Director shall chair any meetings of the independent directors and assume such other responsibilities as the independent directors may designate in accordance with any applicable position descriptions or other applicable guidelines that may be adopted by the Board from time to time.

Section 5 Role and Responsibilities of the Board.

(1)	The Board is responsible for supervising the management of the business and affairs of the Company and is expected to focus on guidance and strategic oversight with a view to increasing shareholder value. In addition, the Board shall perform such duties as may be required of it by applicable law or by the requirements of any stock exchanges on which the Company’s securities are listed.

(2)	In accordance with the Business Corporations Act (Ontario), in discharging his or her duties, each Director must act honestly and in good faith, with a view to the best interests of the Company. Each Director must also exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

(3)	Without limiting the generality of the other provisions of this Section 5, the Board shall perform the following functions and responsibilities, each of which may (subject to applicable law) be delegated to a committee of the Board in accordance with Section 7:

(a)       Ethics and Integrity – On an annual basis, the Board shall: (i) review the recommendations of the Governance Committee regarding the adequacy of the Code of Conduct and compliance with, and any waivers or violations of, the Code of Conduct by employees, directors or officers; (ii) satisfy itself as to the integrity of the Chief Executive Officer and other executive officers; and (iii) satisfy itself that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization.

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(b)       Strategic Planning – At least annually, the Board shall review and, if advisable, approve the Company’s strategic planning process and short- and long-term strategic and business plans prepared by management. In discharging this responsibility, the Board shall review the plan in light of management’s assessment of emerging trends, the competitive environment, capital markets, risk issues, and significant business practices and products. At least annually, the Board shall review management's implementation of the Company’s strategic and business plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.

(c)       CEO Position Description – The Board shall develop and approve a position description for the Company’s Chief Executive Officer that includes the roles and responsibilities of the Chief Executive Officer, including corporate goals and objectives that the Chief Executive Officer has responsibility for meeting, and the basis upon which the Chief Executive Officer is to interact with and report to the Board. At least annually, with the assistance of the Compensation Committee, the Board shall review this position description and such goals and objectives.

(d)       Risk Management – The Board is responsible for overseeing management’s implementation and operation of enterprise risk management, either directly or through its committees, which shall report to the Board with respect to risk oversight undertaken in accordance with their respective charters. At least annually, the Board shall review reports provided by management on the risks inherent in the business of the Company (including appropriate crisis preparedness, business continuity, information system controls, cybersecurity and disaster recovery plans), the appropriate degree of risk mitigation and risk control, overall compliance with and the effectiveness of the Company’s risk management policies, and residual risks remaining after implementation of risk controls.

(e)       Human Resources – At least annually, the Board shall review, with the assistance of the Compensation Committee, the Company’s approach to human resource management and executive compensation.

(f)       Succession Planning – At least annually, the Board shall review, with the assistance of the Governance Committee and the Compensation Committee, appointment and succession plans for the Chief Executive Officer and senior management of the Company.

(g)       Corporate Governance – At least annually, the Board shall, with the assistance of the Governance Committee: (i) review the Company’s approach to corporate governance; and (ii) evaluate the Board's ability to act independently from management in fulfilling its duties.

(h)       Financial Information – The Board shall, with the assistance of the Audit Committee, review, in connection with any required securities law filing related to internal controls, (i) at least annually reports provided by management on the Company’s internal control over financial reporting, including whether such internal control is effective, and any material weaknesses in such internal control, and (ii) at least quarterly any change in the Company’s internal control over financial reporting that occurred during the last completed fiscal quarter that has materially affected, or is likely to materially affect, the Company’s internal control over financial reporting. The Board shall decide all matters relating to earnings guidance.

(i)       Controls and Procedures – At least quarterly in connection with any required securities law filing related to disclosure controls and procedures, the Board shall, with the assistance of the Audit Committee, review reports provided by management on the effectiveness of the Company’s disclosure controls and procedures as of the end of the last completed fiscal year.

(j)       Communications – The Board shall periodically review the Company’s overall communications strategy, including measures for receiving and addressing feedback from the Company’s shareholders.

(k)       Disclosure – At least annually, the Board shall review management’s compliance with the Company’s Disclosure Policy. The Board shall, if advisable, approve material changes to the Company’s Disclosure Policy.

(l)       Director Development and Evaluation – At least annually, the Board shall, with the assistance of the Governance Committee, review the adequacy of the orientation and continuing education program for members of the Board.

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Section 6 Board Meetings.

(1)	In accordance with the constating documents of the Company, meetings of the Board may be held at such times and places as the Chair may determine and as many times per year as necessary to effectively carry out the Board’s responsibilities provided that the Board shall meet at least four times per year or more often as may be required by applicable law. The independent Directors may meet without senior executives of the Company or any non-independent Directors, as required.

(2)	The Chair shall be responsible for establishing or causing to be established the agenda for each Board meeting, and for ensuring that regular minutes of Board proceedings are kept and circulated on a timely basis for review and approval.

(3)	The Board may invite, at its discretion, any other individuals to attend its meetings. Senior executives of the Company shall attend a meeting if invited by the Board.

Section 7 Delegations and Approval Authorities.

(1)	The Board shall appoint the chief executive officer of the Company (the “CEO”) and delegate to the CEO and other senior executives the authority over the day-to-day management of the business and affairs of Company.

(2)	The Board shall as required by applicable law, and may in other circumstances, delegate certain matters it is responsible for to the committees of the Board, currently consisting of the Audit Committee, the Governance Committee and the Compensation Committee. The Board shall appoint members of such committees as required by the applicable charter or mandate of the committee, including such independent members as are required by such charters or mandates or otherwise as required by applicable law. The Board may appoint other committees, as it deems appropriate, and to the extent permissible under applicable law. The Board will retain its oversight function and ultimate responsibility for such matters and associated delegated responsibilities.

Section 8 Strategic Planning Process and Risk Management.

(1)	The Board shall adopt a strategic planning process to establish objectives and goals for the Company’s business and shall review, approve and modify as appropriate the strategies proposed by senior executives to achieve such objectives and goals. The Board shall review and approve, at least on an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Company’s business and affairs.

(2)	The Board, in conjunction with management, shall be responsible to identify the principal risks of the Company’s business and oversee management’s implementation of appropriate systems to seek to effectively monitor, manage and mitigate the impact of such risks. Pursuant to its duty to oversee the implementation of effective risk management policies and procedures, the Board may delegate to applicable Board committees the responsibility for assessing and implementing appropriate policies and procedures to address specified risks, including delegation of financial and related risk management to the Audit Committee and delegation of risks associated with compensation policies and practices to the Compensation Committee.

Section 9 Succession Planning, Appointment and Supervision of Senior Executives.

(1)	The Board shall approve the corporate goals and objectives of the CEO and review the performance of the CEO against such corporate goals and objectives. The Board shall take steps to satisfy itself as to the integrity of the CEO and other senior executives of the Company and that the CEO and other senior executives create a culture of integrity throughout the organization.

(2)	The Board shall approve the succession plan for the Company, including the selection, appointment, supervision and evaluation of the senior executives of Company, and shall also approve the compensation of the senior executives of Company upon recommendation of the Compensation Committee.

Section 10 Financial Reporting and Internal Controls. The Board shall review and monitor, with the assistance of the Audit Committee, the adequacy and effectiveness of the Company’s system of internal control over financial reporting, including any significant deficiencies or changes in internal control and the quality and integrity of the Company’s external financial reporting processes.

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Section 11 Regulatory Filings. The Board shall approve applicable regulatory filings that require or are advisable for the Board to approve, which the Board may delegate in accordance with Section 7(2) of this mandate. These include, but are not limited to, the annual audited financial statements, interim financial statements and related management discussion and analysis accompanying such financial statements, management proxy circulars, annual information forms, offering documents and other applicable disclosure.

Section 12 Corporate Disclosure and Communications. The Board will seek to ensure that corporate disclosure of the Company complies with all applicable laws, rules and regulations and the rules and regulations of the stock exchanges upon which Company’s securities are listed. In addition, the Board shall adopt appropriate procedures designed to permit the Board to receive feedback from shareholders on material issues.

Section 13 Corporate Policies. The Board shall adopt and periodically review policies and procedures designed to ensure that the Company and its Directors, officers and employees comply with all applicable laws, rules and regulations and conduct the Company’s business ethically and with honesty and integrity.

Section 14 Review of Mandate.

(1)	The Board may, from time to time, permit departures from the terms of this Board Mandate, either prospectively or retrospectively. This Board Mandate is not intended to give rise to civil liability on the part of the Company or its Directors or officers to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.

(2)	The Board may review and recommend changes to this Board Mandate from time to time, and at least annually, and the Governance Committee may periodically, and at least annually, review and assess the adequacy of this Board Mandate and recommend any proposed changes to the Board for consideration.

Originally Approved by the Board:	November 14, 2017
Amended by the Board:	November 13, 2018
Amended by the Board	August 13, 2019
Last Annual Review:	March 23, 2021

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